INTERIM REPORT
For the three months ended
March 31, 2022

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at March 31, 2022 and December 31, 2021
(unaudited - US$ millions)

	Notes	March 31, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $103.7; December 31, 2021 – $111.0)	5	1,246.8	1,478.3
Insurance contract receivables		7,605.2	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $896.8; December 31, 2021 – $1,246.4)	5	13,481.4	21,799.5
Bonds (cost $22,570.9; December 31, 2021 – $13,836.3)	5	22,323.8	14,091.2
Preferred stocks (cost $889.9; December 31, 2021 – $576.6)	5	2,686.2	2,405.9
Common stocks (cost $4,888.0; December 31, 2021 – $4,717.2)	5	5,672.8	5,468.9
Investments in associates (fair value $5,866.6; December 31, 2021 – $5,671.9)	5, 6	4,885.1	4,755.1
Derivatives and other invested assets (cost $934.6; December 31, 2021 – $888.2)	5, 7	1,169.0	991.2
Assets pledged for derivative obligations (cost $101.0; December 31, 2021 – $119.6)	5	101.0	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,243.5; December 31, 2021 – $3,336.4)	5, 6	2,049.6	2,066.0
		52,368.9	51,697.4

Deferred premium acquisition costs		2,040.5	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,077.7; December 31, 2021 – $884.3)	8, 9	12,607.1	12,090.5
Deferred income tax assets		495.3	522.4
Goodwill and intangible assets		6,003.3	5,928.2
Other assets		6,219.5	6,121.3
Total assets		88,586.6	86,645.4

Liabilities
Accounts payable and accrued liabilities		4,960.2	4,985.4
Derivative obligations (including at the holding company – $33.7; December 31, 2021 – $32.1)	5, 7	198.9	152.9
Deferred income tax liabilities		567.7	598.8
Insurance contract payables		4,750.1	4,493.5
Insurance contract liabilities	8	49,108.0	47,346.5
Borrowings – holding company and insurance and reinsurance companies	10	6,121.9	6,129.3
Borrowings – non-insurance companies	10	1,794.7	1,623.7
Total liabilities		67,501.5	65,330.1

Equity	11
Common shareholders’ equity		14,910.7	15,049.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		16,246.2	16,385.1
Non-controlling interests		4,838.9	4,930.2
Total equity		21,085.1	21,315.3
		88,586.6	86,645.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2022 and 2021
(unaudited - US$ millions except per share amounts)

	Notes	2022	2021
Income
Gross premiums written	15	6,662.9	5,428.0
Net premiums written	15	5,342.7	4,145.9

Gross premiums earned		6,023.3	4,757.2
Premiums ceded to reinsurers		(1,245.6)	(1,026.8)
Net premiums earned	15	4,777.7	3,730.4
Interest and dividends		168.9	167.9
Share of profit of associates	6	184.1	44.3
Net gains (losses) on investments	5	(214.4)	842.0
Gain on sale of insurance subsidiaries		—	66.7
Other revenue	15	1,066.3	1,146.9
		5,982.6	5,998.2
Expenses
Losses on claims, gross	8	3,795.6	3,031.1
Losses on claims, ceded to reinsurers		(803.2)	(654.9)
Losses on claims, net		2,992.4	2,376.2
Operating expenses		761.4	684.8
Commissions, net	9	801.1	619.5
Interest expense	10	103.9	166.1
Other expenses	15	1,075.0	1,169.5
		5,733.8	5,016.1
Earnings before income taxes		248.8	982.1
Provision for income taxes	13	70.2	159.5
Net earnings		178.6	822.6

Attributable to:
Shareholders of Fairfax		125.5	806.0
Non-controlling interests	11	53.1	16.6
		178.6	822.6

Net earnings per share		$4.79	$30.44
Net earnings per diluted share		$4.49	$28.91
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)		23,838	26,116

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2022 and 2021
(unaudited – US$ millions)

	2022	2021

Net earnings	178.6	822.6

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	(7.3)	(1.0)
Losses on hedge of net investment in Canadian subsidiaries	(24.9)	(27.8)
Gains on hedge of net investment in European operations	18.2	35.7
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(47.0)	(63.8)
	(61.0)	(56.9)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings	—	(0.3)
	(61.0)	(57.2)
Items that will not be reclassified to net earnings
Net gains on defined benefit plans	50.1	—
Share of net gains on defined benefit plans of associates	5.8	2.0
Other	—	13.8
	55.9	15.8
Other comprehensive income (loss), net of income taxes	(5.1)	(41.4)

Comprehensive income	173.5	781.2

Attributable to:
Shareholders of Fairfax	144.6	773.8
Non-controlling interests	28.9	7.4
	173.5	781.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2022 and 2021
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Net earnings for the period	—	—	—	125.5	—	125.5	—	125.5	53.1	178.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	11.1	11.1	—	11.1	(18.4)	(7.3)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(24.9)	(24.9)	—	(24.9)	—	(24.9)
Gains on hedge of net investment in European operations	—	—	—	—	18.2	18.2	—	18.2	—	18.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(39.5)	(39.5)	—	(39.5)	(7.5)	(47.0)
Net gains on defined benefit plans	—	—	—	—	48.4	48.4	—	48.4	1.7	50.1
Share of net gains on defined benefit plans of associates	—	—	—	—	5.8	5.8	—	5.8	—	5.8
Issuances for share-based payments	—	33.9	(32.7)	—	—	1.2	—	1.2	(1.8)	(0.6)
Purchases and amortization for share-based payments	—	(62.7)	26.9	—	—	(35.8)	—	(35.8)	2.8	(33.0)
Common share dividends	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(2.7)	(252.6)
Preferred share dividends	—	—	—	(11.2)	—	(11.2)	—	(11.2)	—	(11.2)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	4.1	4.1
Other net changes in capitalization	—	—	25.8	(13.5)	(0.1)	12.2	—	12.2	(122.6)	(110.4)
Balance as of March 31, 2022	6,182.4	(836.9)	524.8	9,823.1	(782.7)	14,910.7	1,335.5	16,246.2	4,838.9	21,085.1

Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	806.0	—	806.0	—	806.0	16.6	822.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	7.8	7.8	—	7.8	(8.8)	(1.0)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(27.8)	(27.8)	—	(27.8)	—	(27.8)
Gains on hedge of net investment in European operations	—	—	—	—	35.7	35.7	—	35.7	—	35.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(60.2)	(60.2)	—	(60.2)	(3.6)	(63.8)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings	—	—	—	—	(0.3)	(0.3)	—	(0.3)	—	(0.3)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	3.4	3.4	—	3.4	(1.4)	2.0
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	35.7	(26.8)	—	—	8.9	—	8.9	(0.1)	8.8
Purchases and amortization for share-based payments	—	(27.6)	25.0	—	—	(2.6)	—	(2.6)	2.1	(0.5)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(6.2)	(278.3)
Preferred share dividends	—	—	—	(11.1)	—	(11.1)	—	(11.1)	—	(11.1)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	(0.3)	(0.3)
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	7.6	7.6
Other net changes in capitalization	—	—	(1.2)	(7.9)	—	(9.1)	—	(9.1)	303.9	294.8
Balance as of March 31, 2021	6,677.8	(724.7)	245.4	7,584.4	(831.2)	12,951.7	1,335.5	14,287.2	3,985.1	18,272.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2022 and 2021
(unaudited - US$ millions)

	Notes	2022	2021
Operating activities
Net earnings		178.6	822.6
Depreciation, amortization and impairment charges		136.3	176.2
Net bond premium amortization		28.0	6.0
Amortization of share-based payment awards		26.9	25.0
Share of profit of associates	6	(184.1)	(44.3)
Deferred income taxes	13	(13.7)	69.6
Net (gains) losses on investments	5	214.4	(842.0)
Gain on sale of insurance subsidiaries		—	(66.7)
Loss on redemptions of borrowings		—	45.7
Net (purchases) sales of securities classified at FVTPL		(2,073.2)	187.9
Changes in operating assets and liabilities		705.5	497.6
Cash provided by (used in) operating activities		(981.3)	877.6

Investing activities
Sales of investments in associates	6	23.6	34.7
Purchases of investments in associates	6	(9.9)	(27.2)
Net purchases of premises and equipment and intangible assets		(104.8)	(101.6)
Net purchases of investment property	5	(2.1)	(0.4)
Purchases of subsidiaries, net of cash acquired		(69.2)	(0.9)
Proceeds from sale of insurance subsidiaries, net of cash divested		—	72.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		0.5	7.8
Increase in restricted cash for purchase of subsidiary		—	(26.0)
Cash used in investing activities		(161.9)	(40.9)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	1,250.0
Repayments		(0.1)	(766.3)
Net repayments on holding company credit facility		—	(200.0)
Net borrowings (repayments) on other revolving credit facilities		(10.0)	98.0
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		18.0	463.2
Repayments		(4.2)	(507.1)
Net borrowings (repayments) on revolving credit facilities and short term loans		141.9	(115.3)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.5)	(16.1)
Principal payments on lease liabilities - non-insurance companies		(34.7)	(39.5)
Subordinate voting shares:	11
Purchases for treasury		(62.7)	(27.6)
Purchases for cancellation		—	(57.2)
Common share dividends		(249.9)	(272.1)
Preferred share dividends		(11.2)	(11.1)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		0.4	286.7
Purchases of non-controlling interests		(122.0)	(23.9)
Dividends paid to non-controlling interests		(2.7)	(6.2)
Cash provided by (used in) financing activities		(353.7)	55.5
Increase (decrease) in cash and cash equivalents		(1,496.9)	892.2
Cash and cash equivalents – beginning of period		11,685.4	4,467.1
Foreign currency translation		(24.4)	(8.2)
Cash and cash equivalents – end of period		10,164.1	5,351.1

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2022 and 2021
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 28, 2022.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2022
On January 1, 2022 the company adopted the following amendments, which did not have a significant impact on the company’s consolidated financial statements: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020.

New accounting pronouncements issued but not yet effective

IFRS 17 Insurance Contracts ("IFRS 17")
IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts that has an effective date of January 1, 2023, requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which includes all future cash flows associated with insurance contracts, using one of three measurement models. The company expects that the majority of its insurance contracts will be eligible for the simplified measurement model, the Premium Allocation Approach, with the remainder of its insurance contracts primarily using the General Measurement Model. The measurement of insurance contracts under IFRS 17 requires that fulfilment cash flows reflect the time value of money, compared with the company's current practice under IFRS 4, where insurance contract liabilities do not reflect a discount for the time value of money. The standard must be applied retrospectively with restatement of comparatives unless impracticable.
IFRS 17 will bring considerable changes to the measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. As a result, the company will be required to present insurance contract balances differently, including differentiating in the consolidated statement of earnings between the insurance service result, which includes insurance revenue and insurance service expenses, and insurance finance income or expenses, which includes the effects of discounting.
In the first quarter of 2022 the company’s efforts focused on the finalization and documentation of key accounting policies and significant estimates, and the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting later in 2022. The company is currently compiling its opening consolidated balance sheet as at January 1, 2022 and continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5) and the provision for losses and loss adjustment expenses (note 8), in a manner consistent with that described in the company's annual consolidated financial statements for the year ended December 31, 2021.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	March 31, 2022	December 31, 2021
Holding company
Cash and cash equivalents	462.5	465.9
Short term investments	10.5	216.9
Bonds	202.8	242.6
Preferred stocks	12.8	14.0
Common stocks(1)	146.8	137.5
Derivatives (note 7)	307.7	290.5
	1,143.1	1,367.4
Assets pledged for derivative obligations:
Cash and cash equivalents	0.1	46.8
Short term investments	103.6	64.1
	103.7	110.9

Holding company cash and investments as presented on the consolidated balance sheet	1,246.8	1,478.3
Derivative obligations (note 7)	(33.7)	(32.1)
	1,213.1	1,446.2
Portfolio investments
Cash and cash equivalents(2)	10,448.4	12,283.2
Short term investments	3,033.0	9,516.3
Bonds	22,323.8	14,091.2
Preferred stocks	2,686.2	2,405.9
Common stocks(1)	5,672.8	5,468.9
Investments in associates (note 6)	4,885.1	4,755.1
Derivatives (note 7)	470.9	291.3
Other invested assets(3)	698.1	699.9
	50,218.3	49,511.8
Assets pledged for derivative obligations:
Cash and cash equivalents	86.0	74.0
Short term investments	15.0	45.6
	101.0	119.6
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	75.0	76.5
Short term investments	—	6.2
Bonds	140.2	199.8
Common stocks	484.7	434.6
Investments in associates (note 6)	1,349.7	1,348.9
	2,049.6	2,066.0

Portfolio investments as presented on the consolidated balance sheet	52,368.9	51,697.4
Derivative obligations (note 7)	(165.2)	(120.8)
	52,203.7	51,576.6

Total investments, net of derivative obligations	53,416.8	53,022.8
(1)    Includes aggregate investments in limited partnerships with a carrying value at March 31, 2022 of $2,164.3 (December 31, 2021 - $1,971.0).
(2)    Includes aggregate restricted cash and cash equivalents at March 31, 2022 of $907.9 (December 31, 2021 - $1,261.0), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at March 31, 2022 of $811.0 (December 31, 2021 - $1,691.3) that economically hedge the company's exposure to interest rate risk as described in note 7. The increase in the company's holdings of bonds due after 1 year through 3 years was primarily due to net re-investments of proceeds on sales and maturities of U.S. treasury and Canadian provincial short-term investments into short-dated U.S treasury, Canadian government and high quality corporate bonds of $6,402.2, $1,001.4 and $212.9, respectively.

	March 31, 2022		December 31, 2021
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	5,502.9	5,373.1	6,022.8	5,946.5
Due after 1 year through 3 years(2)	14,380.1	14,373.5	3,933.5	4,206.0
Due after 3 years through 5 years	1,549.6	1,502.3	2,740.7	2,744.1
Due after 5 years through 10 years	558.0	523.1	534.0	531.3
Due after 10 years	896.7	894.8	990.1	1,105.7
	22,887.3	22,666.8	14,221.1	14,533.6
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at March 31, 2022 of $1,953.5 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2022				December 31, 2021
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)

Cash and cash equivalents(1)	11,072.0	—	—	11,072.0	12,946.4	—	—	12,946.4

Short term investments:
Canadian government	26.6	—	—	26.6	16.2	—	—	16.2
Canadian provincials	235.3	—	—	235.3	535.8	—	—	535.8
U.S. treasury	1,103.3	—	—	1,103.3	7,608.8	—	—	7,608.8
Other government	293.2	1,279.1	—	1,572.3	283.5	1,140.9	—	1,424.4
Corporate and other	—	224.6	—	224.6	—	263.9	—	263.9
	1,658.4	1,503.7	—	3,162.1	8,444.3	1,404.8	—	9,849.1
Bonds:
Canadian government	—	1,620.0	—	1,620.0	—	614.6	—	614.6
Canadian provincials	—	300.6	—	300.6	—	45.0	—	45.0
U.S. treasury	—	10,217.3	—	10,217.3	—	3,957.9	—	3,957.9
U.S. states and municipalities	—	340.9	—	340.9	—	387.2	—	387.2
Other government	—	2,843.2	—	2,843.2	—	2,655.0	—	2,655.0
Corporate and other(2)	—	4,347.4	2,997.4	7,344.8	—	4,078.1	2,795.8	6,873.9
	—	19,669.4	2,997.4	22,666.8	—	11,737.8	2,795.8	14,533.6
Preferred stocks:
Canadian	13.7	15.9	82.8	112.4	—	16.6	93.6	110.2
U.S.	—	—	354.8	354.8	—	—	40.6	40.6
Other(3)	13.4	288.0	1,930.4	2,231.8	13.5	288.0	1,967.6	2,269.1
	27.1	303.9	2,368.0	2,699.0	13.5	304.6	2,101.8	2,419.9
Common stocks:
Canadian	1,154.1	203.7	425.4	1,783.2	1,104.2	188.4	303.7	1,596.3
U.S.	576.8	31.5	1,167.7	1,776.0	597.9	32.0	1,155.3	1,785.2
Other	1,431.0	302.9	1,011.2	2,745.1	1,438.0	276.7	944.8	2,659.5
	3,161.9	538.1	2,604.3	6,304.3	3,140.1	497.1	2,403.8	6,041.0

Derivatives and other invested assets	—	314.4	1,162.3	1,476.7	0.1	175.4	1,106.2	1,281.7

Derivative obligations (note 7)	—	(128.2)	(70.7)	(198.9)	—	(88.5)	(64.4)	(152.9)

Holding company cash and investments and portfolio investments measured at fair value	15,919.4	22,201.3	9,061.3	47,182.0	24,544.4	14,031.2	8,343.2	46,918.8

	33.7%	47.1%	19.2%	100.0%	52.3%	29.9%	17.8%	100.0%

Investments in associates (note 6)(4)	4,221.6	110.5	4,078.1	8,410.2	4,188.8	106.8	3,995.6	8,291.2
(1)    Includes restricted cash and cash equivalents at March 31, 2022 of $907.9 (December 31, 2021 - $1,261.0).
(2)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2022 of $1,953.5 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as shown in note 6.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting.
There were no significant changes to the valuation techniques and processes used at March 31, 2022 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2021.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2022 and 2021 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2022
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(124.2)	(30.2)	158.5	3.0	24.3	25.0	56.4
Purchases	348.2	298.8	49.9	—	0.6	52.1	749.6
Sales and distributions	(24.9)	(4.4)	(29.4)	(4.2)	(1.6)	(28.4)	(92.9)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	2.5	2.0	1.4	—	(2.0)	1.1	5.0
Balance - March 31	2,997.4	2,368.0	1,969.5	106.5	528.3	1,091.6	9,061.3

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	92.5	(3.6)	101.3	1.5	14.5	83.4	289.6
Purchases	251.8	—	51.8	—	11.5	0.4	315.5
Transfer into category	—	—	—	—	10.9	—	10.9
Sales and distributions	(19.1)	—	(89.4)	(3.3)	(0.1)	(4.3)	(116.2)
Transfer out of category	—	—	(18.4)	—	—	—	(18.4)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	6.3	0.7	1.9	0.8	0.4	0.9	11.0
Balance - March 31	2,105.7	584.5	1,814.1	109.8	277.1	778.0	5,669.2
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

Net gains (losses) on investments

	First quarter
	2022			2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	36.4	202.6	239.0	81.6	411.3	492.9
Preferred stocks - convertible	1.3	(1.2)	0.1	—	3.6	3.6
Bonds - convertible	0.1	(92.6)	(92.5)	—	90.0	90.0
Other equity derivatives(1)(2)	41.2	72.2	113.4	410.9	24.0	434.9
Sale of non-insurance associates	2.3	—	2.3	3.3	—	3.3
Sale of non-insurance subsidiaries	0.6	—	0.6	3.8	—	3.8
Net equity exposures and financial effects	81.9	181.0	262.9	499.6	528.9	1,028.5
Bonds	1.7	(564.3)	(562.6)	146.4	(312.0)	(165.6)
U.S. treasury bond forward contracts	19.3	49.2	68.5	37.3	(1.0)	36.3
Preferred stocks	—	7.0	7.0	—	(1.6)	(1.6)
Other derivative contracts	(6.3)	10.4	4.1	(132.2)	129.9	(2.3)
Foreign currency	27.5	(2.2)	25.3	(18.1)	(19.2)	(37.3)
Other	(1.4)	(18.2)	(19.6)	(1.3)	(14.7)	(16.0)
Net gains (losses) on investments	122.7	(337.1)	(214.4)	531.7	310.3	842.0

(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(2)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

	March 31, 2022			December 31, 2021			Share of profit (loss)
	Ownership(a)	Fair value(b)	Carrying value	Ownership(a)	Fair value(b)	Carrying value	Quarter ended March 31, 2022	Quarter ended March 31, 2021
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	43.7%	407.5	375.2	43.7%	409.5	380.0	4.8	—
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	488.9	100.6	49.0%	498.3	79.1	(3.4)	8.4
Other	—	199.4	148.2	—	191.3	148.3	(3.2)	(9.4)
		1,095.8	624.0		1,099.1	607.4	(1.8)	(1.0)
Non-insurance
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	32.2%	1,423.0	1,301.5	32.2%	1,210.3	1,298.5	30.7	76.3
Atlas Corp. ("Atlas")	36.6%	1,331.8	962.3	36.7%	1,285.8	922.1	49.7	(31.0)
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,344.4	570.8	54.0%	1,372.2	585.8	(4.0)	(11.6)
Quess Corp Limited ("Quess")	31.0%	399.0	499.8	31.0%	528.5	506.3	2.5	0.9
Other	—	2,816.2	2,276.4	—	2,795.3	2,183.9	107.0	10.7
		7,314.4	5,610.8		7,192.1	5,496.6	185.9	45.3
		8,410.2	6,234.8		8,291.2	6,104.0	184.1	44.3
As presented on the consolidated balance sheet:
Investments in associates		5,866.6	4,885.1		5,671.9	4,755.1
Fairfax India investments in associates		2,543.6	1,349.7		2,619.3	1,348.9
		8,410.2	6,234.8		8,291.2	6,104.0
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2022				December 31, 2021
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts(1)	3,327.5	164.3	597.5	19.3	2,979.0	113.9	459.1	3.8
Foreign currency derivative contracts	—	—	58.3	101.5	—	—	58.4	77.4
Other derivative contracts	—	264.3	122.8	78.1	—	263.3	64.3	71.7
Total			778.6	198.9			581.8	152.9
(1)    Includes the company’s investment in AVLNs entered with RiverStone Barbados with a fair value at March 31, 2022 of $24.8 (December 31, 2021 – $103.8).
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Long equity total return swaps
During the first quarter of 2022 the company entered into $117.4 notional amount of long equity total return swaps for investment purposes. At March 31, 2022 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $912.6 (December 31, 2021 - $866.2), which included long equity return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn $476.03) per share that produced net gains on investments during the first quarter of 2022 of $94.9 (2021 - $114.1).
During the first quarter of 2022 the company received net cash of $31.1 (2021 - $401.7) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2022 the company closed out $63.0 (2021 - $170.2) notional amount of its long equity total return swaps and recorded net realized losses on investments of $8.1 (2021 - net realized gains of $68.0).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds, U.S. treasury bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $811.0 at March 31, 2022 (December 31, 2021 - $1,691.3). The decrease in U.S treasury bond forward contracts held primarily reflected the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months, may be renewed at market rates and produced net gains on investments in the first quarter of 2022 of $68.5 (2021 - $36.3).

8.    Insurance Contract Liabilities

	March 31, 2022			December 31, 2021
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	11,118.6	2,363.7	8,754.9	10,437.7	2,260.0	8,177.7
Provision for losses and loss adjustment expenses	35,582.0	9,163.4	26,418.6	34,422.8	8,943.9	25,478.9
Property and casualty insurance contract liabilities	46,700.6	11,527.1	35,173.5	44,860.5	11,203.9	33,656.6
Provision for life policy benefits	2,407.4	2.3	2,405.1	2,486.0	2.3	2,483.7
Insurance contract liabilities	49,108.0	11,529.4	37,578.6	47,346.5	11,206.2	36,140.3

Provision for losses and loss adjustment expenses, gross
Changes in the property and casualty provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2022	2021
Provision for losses and loss adjustment expenses – January 1	34,422.8	30,809.3
Increase in estimated losses and expenses for claims occurring in the prior years	75.9	22.6
Losses and expenses for claims occurring in the current year	3,675.7	3,008.5
Paid on claims occurring during:
the current year	(264.4)	(258.9)
the prior years	(2,439.8)	(2,095.4)
Divestiture of subsidiary	—	(18.7)
Foreign exchange effect and other	111.8	(123.5)
Provision for losses and loss adjustment expenses – March 31	35,582.0	31,343.9
Provision for life policy benefits
Changes in the provision for life policy benefits for the quarter ended March 31, following the acquisition of Eurolife on July 14, 2021, was as follows:

2022
Provision for life policy benefits – January 1	2,486.0
New business and renewals	31.6
Surrenders, lapses, maturities and deaths	(60.4)
Foreign exchange effect and other	(49.8)
Provision for life policy benefits – March 31	2,407.4

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2022			December 31, 2021
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	9,205.6	(39.9)	9,165.7	8,989.3	(43.1)	8,946.2
Reinsurers’ share of paid losses	1,217.9	(140.2)	1,077.7	1,019.9	(135.6)	884.3
Provision for unearned premiums	2,363.7	—	2,363.7	2,260.0	—	2,260.0
	12,787.2	(180.1)	12,607.1	12,269.2	(178.7)	12,090.5
Commission income earned on premiums ceded to reinsurers in the first quarter of 2022 of $258.7 (2021 - $221.0) is included in commissions, net in the consolidated statement of earnings.
10.    Borrowings

The holding company credit facility was undrawn and the company was in compliance with its financial covenants at March 31, 2022 and December 31, 2021.
Interest expense in the first quarter of 2022 of $103.9 (2021 - $166.1) was comprised of interest expense on borrowings of $91.7 (2021 - $150.6, inclusive of a loss on redemption of holding company unsecured senior notes of $45.7) and interest expense on accretion of lease liabilities of $12.2 (2021 - $15.5).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2022	2021
Subordinate voting shares – January 1	23,116,830	25,427,736
Purchases for cancellation	—	(137,923)
Treasury shares acquired	(127,914)	(66,463)
Treasury shares reissued	73,279	75,447
Subordinate voting shares – March 31	23,062,195	25,298,797
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	23,810,965	26,047,567
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2022		December 31, 2021		First quarter
	Domicile	Voting percentage(6)	Carrying value	Voting percentage(6)	Carrying value	2022	2021
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	29.1%	1,425.8	29.1%	1,419.6	4.5	33.0
Odyssey Group	U.S.	9.99%	559.0	9.99%	550.0	9.9	—
Brit	U.K.	13.8%	550.9	13.8%	559.3	(7.1)	(3.8)
All other(3)	—	—	348.0	—	402.5	(1.9)	12.7
			2,883.7		2,931.4	5.4	41.9

Non-insurance companies
Restaurants and retail(4)	—	—	514.7	—	494.3	11.4	(1.2)
Fairfax India(4)	Canada	5.7%	1,080.9	6.1%	1,133.1	44.3	(12.4)
Thomas Cook India	India	28.3%	54.5	33.2%	56.3	(2.3)	(5.7)
Other	—	—	305.1	—	315.1	(5.7)	(6.0)
			1,955.2		1,998.8	47.7	(25.3)
			4,838.9		4,930.2	53.1	16.6
(1)    Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.
(2)    Subsequent to March 31, 2022, on April 28, 2022 Allied World paid a dividend of $126.4 (April 28, 2021 - $126.4) to its minority shareholders.
(3)    Principally related to Fairfax consolidated internal investment funds (held by RiverStone Barbados) and Fairfax Asia.
(4)    At March 31, 2022 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 65.6% and 61.5% (December 31, 2021 - 69.9% and 61.5%), which differed from their non-controlling interest voting percentages of 5.7% and 39.0% (December 31, 2021 - 6.1% and 39.0%). On February 15, 2022 the company had acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which was recorded in other net changes in capitalization in the consolidated statement of changes in equity.

12.    Acquisitions and Divestitures
During the first quarter of 2022 there were no significant acquisitions or divestitures.

13.    Income Taxes
The company’s provision for income taxes for the quarters ended March 31 were comprised as follows:

	First quarter
	2022	2021
Current income tax:
Current year expense	83.0	93.7
Adjustments to prior years’ income taxes	0.9	(3.8)
	83.9	89.9
Deferred income tax:
Origination and reversal of temporary differences	(11.9)	65.8
Adjustments to prior years' deferred income taxes	(0.6)	3.8
Other	(1.2)	—
	(13.7)	69.6

Provision for income taxes	70.2	159.5

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the quarters ended March 31 are presented in the following table:

	First quarter
	2022	2021

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	65.9	260.3
Non-taxable investment income and losses	6.4	12.4
Tax rate differential on income and losses outside Canada	6.8	(69.4)
Change in unrecorded tax benefit of losses and temporary differences	(11.5)	(52.6)
Provision relating to prior years	0.3	—
Foreign exchange effect	0.3	5.5
Change in tax rate for deferred income taxes	0.4	(1.4)
Other including permanent differences	1.6	4.7
Provision for income taxes	70.2	159.5
Non-taxable investment income and losses of $6.4 and $12.4 in the first quarters of 2022 and 2021 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of $6.8 in the first quarter of 2022 principally related to losses tax effected at lower rates in the U.K., Asia and at Allied World, partially offset by income taxed at lower rates in the U.S. and Barbados. The tax rate differential on income and losses outside Canada of $69.4 in the first quarter of 2021 principally related to income taxed at lower rates in the U.S., Barbados, Asia and at Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $11.5 and $52.6 in the first quarters of 2022 and 2021 principally related to the utilization of previously unrecorded deferred tax assets in Canada of $12.4 and $57.0.

14.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, market risk and risks related to the COVID-19 pandemic, or the processes used by the company for managing those risk exposures at March 31, 2022 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2021, except as described below. Additionally, the company evaluated the effects, or possible effects, on its business arising from the military conflict between Russia and Ukraine that commenced in February 2022 and concluded that there were no significant effects as the company's insurance subsidiaries and associate in Ukraine all continue to operate.

Credit Risk
Investments in debt instruments
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	March 31, 2022			December 31, 2021
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	12,715.9	12,481.2	55.1	5,248.2	5,237.3	36.1
AA/Aa	695.5	690.3	3.0	435.0	437.7	3.0
A/A	2,162.5	2,170.1	9.6	1,838.4	1,865.5	12.8
BBB/Baa	1,808.1	1,815.2	8.0	1,749.9	1,914.6	13.2
BB/Ba	2,068.0	2,050.3	9.0	1,840.9	1,808.3	12.4
B/B	106.3	103.4	0.5	115.0	114.8	0.8
Lower than B/B	56.4	60.7	0.3	58.4	62.9	0.4
Unrated(1)	3,274.6	3,295.6	14.5	2,935.3	3,092.5	21.3
Total	22,887.3	22,666.8	100.0	14,221.1	14,533.6	100.0
(1)    Includes the company's investments in first mortgage loans at March 31, 2022 of $1,953.5 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa primarily reflected net purchases of short-dated U.S. treasury bonds of $6,402.2 and Canadian government bonds of $1,001.4. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans of $302.4.

Liquidity Risk
The holding company's known significant commitments for the remainder of 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also make payments related to its derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $24.8 at March 31, 2022).
During the first quarter of 2022 the holding company received net cash of $26.7 (2021 - $298.7) and the insurance and reinsurance subsidiaries received net cash of $4.4 (2021 - $103.0) in connection with long equity total return swaps (excluding the impact of collateral requirements).

Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased in the first quarter of 2022 due to net re-investments of proceeds on sales and maturities of U.S. treasury and Canadian provincial short-term investments into short-dated U.S treasury and Canadian government bonds of $6,402.2 and $1,001.4 respectively. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds, U.S. treasury bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at March 31, 2022 of $811.0 (December 31, 2021 - $1,691.3) and maintained a low duration on the bond portfolio (see note 5 for details of the company's fixed income maturity profile). The decrease in U.S treasury bond forward contracts held primarily reflected the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2022 compared to December 31, 2021.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	March 31, 2022			December 31, 2021
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	21,864.6	(636.1)	(3.5)	13,984.0	(418.4)	(3.8)
100 basis point increase	22,253.5	(327.6)	(1.8)	14,239.6	(224.3)	(2.0)
No change	22,666.8	—	—	14,533.6	—	—
100 basis point decrease	23,176.4	405.6	2.3	14,900.9	280.6	2.5
200 basis point decrease	23,733.3	848.1	4.7	15,327.9	607.5	5.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at March 31, 2022 of $811.0 (December 31, 2021 - $1,691.3).
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2022 compared to December 31, 2021 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at March 31, 2022 and December 31, 2021 and results of operations for the three months ended March 31, 2022 and 2021:

	March 31, 2022		December 31, 2021		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	First quarter
					2022	2021
Long equity exposures:
Common stocks	6,073.6	6,073.6	5,845.5	5,845.5	239.0	492.9
Preferred stocks – convertible(1)	52.1	52.1	54.5	54.5	0.1	3.6
Bonds – convertible	485.2	485.2	583.4	583.4	(92.5)	90.0
Investments in associates(1)(2)	7,314.4	5,610.8	7,192.1	5,496.6	2.3	3.3
Sale of non-insurance subsidiaries	—	—	—	—	0.6	3.8
Derivatives and other invested assets	2,777.5	578.2	2,590.2	455.3	113.4	434.9
Net equity exposures and financial effects	16,702.8	12,799.9	16,265.7	12,435.3	262.9	1,028.5

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $9,388.4 at March 31, 2022 (December 31, 2021 - $9,073.6).

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $29,001.7 at March 31, 2022 compared to $29,068.3 at December 31, 2021.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2022	December 31, 2021	March 31, 2022		December 31, 2021
Holding company cash and investments (net of derivative obligations)	1,213.1	1,446.2	1,213.1		1,446.2

Borrowings – holding company(7)	5,347.0	5,338.6	5,347.0		5,338.6
Borrowings – insurance and reinsurance companies(7)	774.9	790.7	774.9		790.7
Borrowings – non-insurance companies(7)	1,794.7	1,623.7	—		—
Total debt	7,916.6	7,753.0	6,121.9		6,129.3

Net debt(1)	6,703.5	6,306.8	4,908.8		4,683.1

Common shareholders’ equity	14,910.7	15,049.6	14,910.7		15,049.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,838.9	4,930.2	2,883.7		2,931.4
Total equity	21,085.1	21,315.3	19,129.9		19,316.5

Net debt/total equity	31.8%	29.6%	25.7%		24.2%
Net debt/net total capital(2)	24.1%	22.8%	20.4%		19.5%
Total debt/total capital(3)	27.3%	26.7%	24.2%		24.1%
Interest coverage(4)	3.7x	10.6x	3.2x	(6)	13.0x	(6)
Interest and preferred share dividend distribution coverage(5)	3.2x	9.4x	2.7x	(6)	11.1x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
(7)    At March 31, 2022 the fair value of borrowings - holding company and insurance and reinsurance companies was $6,181.4 (December 31, 2021 - $6,666.3) and the fair value of borrowings - non-insurance companies was $1,779.6 (December 31, 2021 - $1,625.6).

15.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2022 compared to December 31, 2021.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2022

	Property and Casualty Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	474.7	1,417.1	1,036.6	259.0	885.4	1,751.8	217.1	574.1	6,615.8	47.1	—	—	—	6,662.9
Intercompany	0.5	39.7	9.2	5.2	2.3	13.1	1.4	61.4	132.8	—	—	—	(132.8)	—
	475.2	1,456.8	1,045.8	264.2	887.7	1,764.9	218.5	635.5	6,748.6	47.1	—	—	(132.8)	6,662.9
Net premiums written	431.1	1,320.0	833.3	257.5	630.2	1,334.3	88.1	402.8	5,297.3	45.4	—	—	—	5,342.7
Net premiums earned
External	471.8	1,271.7	815.0	166.8	589.3	994.9	95.0	328.1	4,732.6	45.1	—	—	—	4,777.7
Intercompany	(5.2)	18.7	(4.1)	4.0	2.7	(49.1)	(21.1)	54.1	—	—	—	—	—	—
	466.6	1,290.4	810.9	170.8	592.0	945.8	73.9	382.2	4,732.6	45.1	—	—	—	4,777.7
Underwriting expenses(1)	(407.4)	(1,209.4)	(768.7)	(162.9)	(543.5)	(871.5)	(66.9)	(377.9)	(4,408.2)	(68.0)	—	—	0.1	(4,476.1)
Underwriting profit (loss)	59.2	81.0	42.2	7.9	48.5	74.3	7.0	4.3	324.4	(22.9)	—	—	0.1	301.6
Interest income	15.9	33.5	21.4	2.8	12.8	21.7	4.0	12.7	124.8	8.7	2.0	18.1	(0.2)	153.4
Dividends	3.2	5.1	2.9	0.7	1.5	4.4	1.4	1.8	21.0	1.6	5.2	—	—	27.8
Investment expenses	(4.1)	(8.4)	(4.8)	(1.8)	(3.7)	(9.4)	(0.4)	(2.7)	(35.3)	(3.4)	(7.0)	(1.7)	35.1	(12.3)
Interest and dividends	15.0	30.2	19.5	1.7	10.6	16.7	5.0	11.8	110.5	6.9	0.2	16.4	34.9	168.9
Share of profit (loss) of associates	17.3	49.8	15.5	7.3	13.2	18.5	(3.4)	9.3	127.5	8.2	35.6	12.8	—	184.1
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,066.3	—	—	1,066.3
Expenses	—	—	—	—	—	—	—	—	—	—	(1,075.0)	—	—	(1,075.0)
	—	—	—	—	—	—	—	—	—	—	(8.7)	—	—	(8.7)
Operating income (loss)	91.5	161.0	77.2	16.9	72.3	109.5	8.6	25.4	562.4	(7.8)	27.1	29.2	35.0	645.9
Net gains (losses) on investments	24.9	(24.8)	(62.9)	6.3	(108.1)	(51.5)	(47.7)	13.8	(250.0)	(95.4)	73.4	57.6	—	(214.4)
Interest expense	(0.3)	(0.9)	(0.3)	(0.9)	(5.6)	(6.9)	—	(0.7)	(15.6)	(3.5)	(23.3)	(61.6)	0.1	(103.9)
Corporate overhead and other	(2.8)	(2.7)	(3.9)	(2.5)	(4.1)	(16.2)	(3.0)	(0.6)	(35.8)	(0.1)	—	(7.8)	(35.1)	(78.8)
Pre-tax income (loss)	113.3	132.6	10.1	19.8	(45.5)	34.9	(42.1)	37.9	261.0	(106.8)	77.2	17.4	—	248.8
Provision for income taxes														(70.2)
Net earnings														178.6

Attributable to:
Shareholders of Fairfax														125.5
Non-controlling interests														53.1
														178.6
(1)    Underwriting expenses for the quarter ended March 31, 2022 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	259.1	859.4	496.1	109.1	300.5	681.3	43.9	226.1	2,975.5
Commissions	79.0	266.9	140.5	20.3	138.2	72.4	11.4	67.9	796.6
Other underwriting expenses	65.6	96.7	132.2	49.4	99.0	117.8	14.9	82.4	658.0
Underwriting expenses - accident year	403.7	1,223.0	768.8	178.8	537.7	871.5	70.2	376.4	4,430.1
Net (favourable) adverse reserve development	3.7	(13.6)	(0.1)	(15.9)	5.8	—	(3.3)	1.5	(21.9)
Underwriting expenses - calendar year	407.4	1,209.4	768.7	162.9	543.5	871.5	66.9	377.9	4,408.2

Quarter ended March 31, 2021

Property and Casualty Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	409.7	1,157.2	800.9	271.7	678.6	1,408.2	128.2	573.5	5,428.0	—	—	—	—	5,428.0
Intercompany	0.2	29.0	3.6	—	6.3	16.6	0.3	33.9	89.9	—	—	—	(89.9)	—
	409.9	1,186.2	804.5	271.7	684.9	1,424.8	128.5	607.4	5,517.9	—	—	—	(89.9)	5,428.0
Net premiums written	374.4	1,031.9	666.0	265.3	385.5	1,027.2	60.6	335.0	4,145.9	—	—	—	—	4,145.9
Net premiums earned
External	409.8	944.8	642.8	172.5	441.5	777.0	57.0	285.0	3,730.4	—	—	—	—	3,730.4
Intercompany	(3.8)	13.9	(10.8)	(0.8)	2.5	(28.8)	(2.2)	30.0	—	—	—	—	—	—
	406.0	958.7	632.0	171.7	444.0	748.2	54.8	315.0	3,730.4	—	—	—	—	3,730.4
Underwriting expenses(1)	(353.3)	(947.5)	(627.8)	(151.3)	(436.9)	(704.7)	(51.5)	(308.4)	(3,581.4)	(20.5)	—	—	—	(3,601.9)
Underwriting profit (loss)	52.7	11.2	4.2	20.4	7.1	43.5	3.3	6.6	149.0	(20.5)	—	—	—	128.5
Interest income	13.4	37.2	20.6	4.5	12.5	27.9	3.7	11.7	131.5	3.4	0.2	20.3	(2.4)	153.0
Dividends	2.0	0.9	0.5	0.3	0.7	3.8	1.5	0.8	10.5	1.4	8.6	—	—	20.5
Investment expenses	(3.4)	(11.3)	(4.7)	(1.8)	(3.3)	(8.3)	(0.3)	(3.1)	(36.2)	(1.4)	(66.0)	(0.6)	98.6	(5.6)
Interest and dividends	12.0	26.8	16.4	3.0	9.9	23.4	4.9	9.4	105.8	3.4	(57.2)	19.7	96.2	167.9
Share of profit (loss) of associates	1.1	11.1	7.7	(0.1)	2.3	1.9	11.2	8.2	43.4	0.8	(1.9)	2.0	—	44.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,146.4	—	0.5	1,146.9
Expenses	—	—	—	—	—	—	—	—	—	—	(1,172.2)	—	2.7	(1,169.5)
	—	—	—	—	—	—	—	—	—	—	(25.8)	—	3.2	(22.6)
Operating income (loss)	65.8	49.1	28.3	23.3	19.3	68.8	19.4	24.2	298.2	(16.3)	(84.9)	21.7	99.4	318.1
Net gains (losses) on investments	116.2	177.0	97.2	22.5	(5.4)	47.4	(2.5)	45.7	498.1	42.3	64.6	237.0	—	842.0
Gain on sale of insurance subsidiaries	—	—	—	—	9.2	36.1	21.4	—	66.7	—	—	—	—	66.7
Interest expense	(0.3)	(1.6)	(1.1)	(0.9)	(4.1)	(7.1)	(0.1)	(0.4)	(15.6)	(0.2)	(38.2)	(111.8)	(0.3)	(166.1)
Corporate overhead and other	(3.4)	(3.5)	(10.4)	(2.2)	(2.9)	(12.8)	(2.5)	(0.1)	(37.8)	—	—	57.8	(98.6)	(78.6)
Pre-tax income (loss)	178.3	221.0	114.0	42.7	16.1	132.4	35.7	69.4	809.6	25.8	(58.5)	204.7	0.5	982.1
Provision for income taxes														(159.5)
Net earnings														822.6

Attributable to:
Shareholders of Fairfax														806.0
Non-controlling interests														16.6
														822.6
(1)    Underwriting expenses for the quarter ended March 31, 2021 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	210.1	676.0	409.5	106.6	262.7	530.7	37.0	189.3	2,421.9
Commissions	69.1	186.9	108.6	19.2	105.2	64.4	7.2	59.0	619.6
Other underwriting expenses	62.7	89.3	111.7	48.6	80.4	109.0	14.8	66.7	583.2
Underwriting expenses - accident year	341.9	952.2	629.8	174.4	448.3	704.1	59.0	315.0	3,624.7
Net (favourable) adverse reserve development	11.4	(4.7)	(2.0)	(23.1)	(11.4)	0.6	(7.5)	(6.6)	(43.3)
Underwriting expenses - calendar year	353.3	947.5	627.8	151.3	436.9	704.7	51.5	308.4	3,581.4

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three months ended March 31:

	First quarter
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	347.5	345.5	44.9	97.4	84.3	52.6	589.6	650.9	1,066.3	1,146.4
Expenses	(333.4)	(361.2)	(45.8)	(83.5)	(86.4)	(61.6)	(609.4)	(665.9)	(1,075.0)	(1,172.2)
Pre-tax income (loss) before interest expense and other(3)	14.1	(15.7)	(0.9)	13.9	(2.1)	(9.0)	(19.8)	(15.0)	(8.7)	(25.8)
Interest and dividends	2.2	1.5	(2.1)	(58.7)	—	—	0.1	—	0.2	(57.2)
Share of profit (loss) of associates	—	0.3	34.6	(2.8)	0.3	(0.1)	0.7	0.7	35.6	(1.9)
Operating income (loss)	16.3	(13.9)	31.6	(47.6)	(1.8)	(9.1)	(19.0)	(14.3)	27.1	(84.9)
Net gains (losses) on investments	11.5	13.0	50.9	49.0	0.2	(3.4)	10.8	6.0	73.4	64.6
Pre-tax income (loss) before interest expense	27.8	(0.9)	82.5	1.4	(1.6)	(12.5)	(8.2)	(8.3)	100.5	(20.3)
(1)    These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.
(2)    These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(3)    Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

16.    Related Party Transactions
Thomas Cook India conversion of preferred shares
On March 17, 2022 the company converted certain of its preferred shares in Thomas Cook India to common shares, which increased the company's ownership interest by 4.9%. See note 11.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 28, 2022)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations
(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three months ended March 31, 2022, and the notes to the MD&A in the company's 2021 Annual Report.
(2)In this MD&A, the Life Insurance and Run-off reporting segment is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Gross premiums written, net premiums written, underwriting profit (loss), corporate overhead, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, book value per basic share, long equity exposures and net equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.
Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

Results of Operations

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the first quarter of 2022, with comparisons to the first quarter of 2021 except as otherwise noted, included the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 27.8% to $5,297.3 from $4,145.9, while gross premiums written increased by 21.9%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 93.1%, producing an underwriting profit of $324.4, compared to a combined ratio of 96.0% and an underwriting profit of $149.0 in 2021, driven by significant growth in business volumes (net premiums earned increased by 26.9%) and lower catastrophe losses. The continued strong underwriting performance was driven primarily by:

	Combined ratios	Underwriting profits
Northbridge	87.3%	$59.2
Brit	91.8%	$48.5
Allied World	92.1%	$74.3
Odyssey Group	93.7%	$81.0
Crum & Forster	94.8%	$42.2

•Current period catastrophe losses and COVID-19 losses in the first quarter of 2022 were $130.2 or 2.8 combined ratio points, principally reflecting exposure to the Australian floods and the absence of COVID-19 losses compared to $230.2 or 6.2 combined ratio points in the first quarter of 2021 which primarily reflected the impact of U.S. winter storms and an exposure to COVID-19 losses.
Non-insurance companies
Operating income (loss) - Non-insurance companies
•Excluding the impact of Fairfax India’s performance fees to Fairfax (principally an accrual of $56.0 in the first quarter of 2021), which are offset upon consolidation, operating income of the non-insurance companies improved by $52.9, principally attributed to the Restaurants and retail segment (primarily reflecting higher business volumes across most companies due to reduced COVID-19-related restrictions) and Fairfax India (primarily higher share of profit of associates).
Investment Performance
Interest and dividends
•Interest and dividends of $168.9 in the first quarter of 2022 remained steady compared to $167.9 in the first quarter of 2021, with higher interest income earned principally from net purchases of first mortgage loans, other government bonds and U.S. treasury bonds during 2021 and the first quarter of 2022 and increased dividend income earned from preferred stocks essentially balanced by lower interest income due to net sales of U.S. corporate bonds and lower dividend income earned from long equity total return swaps.
•At March 31, 2022 the company's insurance and reinsurance companies held portfolio investments of $50.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $23.2 billion was in cash and short dated investments representing approximately 46.3% of those portfolio investments. During the first quarter of 2022 the company primarily used proceeds from maturities of short term investments to make net purchases of $7.4 billion of U.S. treasuries and Canadian government bonds, which reduced the proportion of cash and short dated investments from 50.3% at December 31, 2021 to 46.3%, which will significantly benefit interest and dividend income in the remainder of 2022.

Share of profit of associates
•Share of profit of associates increased to $184.1 in the first quarter of 2022 from $44.3 in the first quarter of 2021, primarily reflecting the company's share of profit of Atlas (share of profit of $49.7 compared to share of loss of $31.0) and increased share of profit of EXCO Resources ($38.0 compared to $1.0), partially offset by decreased share of profit of Eurobank ($30.7 compared to $76.3).

Net gains (losses) on investments
•Net losses on investments of $214.4 consisted of the following:

	First quarter of 2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	81.9	181.0	262.9
Bonds	21.0	(515.1)	(494.1)
Other	19.8	(3.0)	16.8
	122.7	(337.1)	(214.4)

•Net gains on equity exposures of $262.9 was primarily comprised of realized and unrealized appreciation of common stocks and equity total return swaps (inclusive of net gains of $94.9 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares).
•Net losses on bonds of $494.1 included net losses on U.S. treasuries and Canadian government bonds of $222.8 (of which $158.0 related to net purchases of $7.4 billion of U.S. treasuries and Canadian government bonds (one to two year term) in the first quarter), unrealized losses of $71.9 on Greek government bonds (that back Eurolife's reserves) and net losses of $182.7 on corporate and other bonds (principally U.S. and Canadian corporate bonds), partially offset by net gains on U.S. treasury bond forward contracts of $68.5. At March 31, 2022 the company's low duration of only 1.4 years on $36.9 billion invested in cash and principally short-dated investments (comprised of cash, short term investments and the bond portfolio which is mainly invested in short-dated U.S treasuries) will limit the impact of rising interest rates on the company's bond portfolio while enabling the company to benefit significantly from increased interest income in the remainder of 2022 as the portfolio is deployed into one to two year treasury bonds. Given the low duration of the bond portfolio if the investments are held to maturity the net unrealized losses recorded in the first quarter of 2022 will be reversed.

Financial Condition
•Maintaining an emphasis on financial soundness, the company held $1,246.8 of cash and investments at the holding company at March 31, 2022 compared to $1,478.3 at December 31, 2021, with its $2.0 billion unsecured revolving credit facility undrawn. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At March 31, 2022 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $343.9 compared to $346.4 at December 31, 2021. The pre-tax excess of $343.9 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition of this MD&A, under the heading Book Value Per Basic Share for details.
•Float of the property and casualty insurance and reinsurance operations increased by 3.5% to $26,846.5 at March 31, 2022 from $25,936.8 at December 31, 2021.
•The company's total debt to total capital ratio, excluding non-insurance companies, remained steady at 24.2% at March 31, 2022 compared to 24.1% at December 31, 2021, with no significant holding company debt maturities until 2024.
•There were no significant acquisitions or divestitures during the first quarter of 2022. The company did not record any gains on its equity accounted investment in Digit as regulatory approvals to permit the company to obtain control are still pending and as a result the company’s ownership interest remained unchanged at 49.0%.
•Common shareholders’ equity decreased slightly to $14,910.7 at March 31, 2022 from $15,049.6 at December 31, 2021, primarily reflecting:
◦payments of common and preferred share dividends of $261.1, partially offset by
◦net earnings attributable to shareholders of Fairfax of $125.5.

•Book value per basic share was $626.21 at March 31, 2022 compared to $630.60 at December 31, 2021, representing a decrease per basic share in the first quarter of 2022 of 0.7% (an increase of 1.0% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). At March 31, 2022 there were 23,810,965 common shares effectively outstanding.

Conflict in Ukraine
On February 24, 2022 Russia invaded Ukraine, causing a major humanitarian crisis. As a result, countries around the world have imposed economic sanctions against Russia, largely led by western nations ("the conflict in Ukraine") including bans on the import of Russian oil and natural gas by certain countries including Canada and the U.S. As such, oil and other commodity prices increased sharply and were volatile throughout and subsequent to March 2022.

The company's operating results in the first quarter of 2022 were not significantly impacted by the conflict in Ukraine. The company's insurance operations located in Ukraine (comprised of the company's 70.0% equity interest in Fairfax Ukraine, which consists of ARX Insurance and Universalna, and Colonnade Insurance's wholly-owned Ukrainian insurance company) have all continued to operate, with continued efforts on maintaining sales, finance, marketing, operations and claims handling processes, leveraging the remote work environment established during the COVID-19 crisis. The company's property and casualty insurance and reinsurance subsidiaries reported minimal losses on claims in the first quarter of 2022 directly related to insurance policies that have potential exposure to the conflict in Ukraine, principally on marine, terrorism and political risk policies.

The company's investment in associate, Astarta Holding N.V, is located in Ukraine and also continued to operate with no significant effects reported on its underlying operations in the first quarter of 2022. The company will continue to monitor the potential impact the conflict in Ukraine may have on its businesses.

Sources of Income
Income for the three months ended March 31, 2022 and 2021 was comprised as follows:

	First quarter
	2022	2021
Net premiums written:
Property and casualty insurance and reinsurance	5,297.3	4,145.9
Life insurance and Run-off	45.4	—
Consolidated	5,342.7	4,145.9

Net premiums earned:
Northbridge	466.6	406.0
Odyssey Group	1,290.4	958.7
Crum & Forster	810.9	632.0
Zenith National	170.8	171.7
Brit	592.0	444.0
Allied World	945.8	748.2
Fairfax Asia	73.9	54.8
Other	382.2	315.0
Property and casualty insurance and reinsurance	4,732.6	3,730.4
Life insurance and Run-off	45.1	—
Consolidated	4,777.7	3,730.4
Interest and dividends	168.9	167.9
Share of profit of associates	184.1	44.3
Net gains (losses) on investments	(214.4)	842.0
Gain on sale of insurance subsidiaries	—	66.7
Other revenue(1)	1,066.3	1,146.9
	5,982.6	5,998.2
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Sporting Life and Golf Town, Thomas Cook India and its subsidiary Sterling Resorts, Fairfax India and its subsidiaries, AGT, Boat Rocker, Dexterra Group and Farmers Edge. Also included in the first quarter of 2021 is the revenue earned by Toys "R" Us Canada (deconsolidated on August 19, 2021) and Mosaic Capital (deconsolidated on August 5, 2021).
Net premiums written increased to $5,342.7 in the first quarter of 2022 from $4,145.9 in the first quarter of 2021 principally as a result of growth in net premiums written of 27.8% at the property and casualty insurance and reinsurance operations, primarily due to a continuing favourable underwriting environment. Refer to Components of Net Earnings in this MD&A for details by operating company.
Income of $5,982.6 in the first quarter of 2022 was steady compared to $5,998.2 in the first quarter of 2021, with the components of income reflecting continued strong increases in net premiums earned from the property and casualty insurance and reinsurance operations of $1,002.2 and the benefit of higher share of profit of associates, partially offset by net losses on investments that reflected the short-term impact of rising interest rates on the company's bond portfolio.
The continued strong growth in net premiums earned in the first quarter of 2022 of $1,047.3 (28.1%) principally reflected increases of $1,002.2 (26.9%) from the company’s property and casualty insurance and reinsurance operations, primarily due to increased business volumes and continued rate increases in certain lines of business.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the quarters ended March 31, 2022 and 2021 is provided in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, with additional details on net gains (losses) on investments provided in the Investments section later in this MD&A.
The decrease in other revenue to $1,066.3 in the first quarter of 2022 from $1,146.9 in the first quarter of 2021 principally reflected the deconsolidation of Mosaic Capital (on August 5, 2021) and Toys "R" Us Canada (on August 19, 2021), Fairfax India's deconsolidation of Privi (on April 29, 2021) and lower business volumes at AGT, partially offset by higher business volumes at Restaurants and retail, Dexterra Group and Thomas Cook India. Refer to the Non-insurance companies section of this MD&A for details.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three months ended March 31, 2022 and 2021 using amounts presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2022, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	First quarter
Combined ratios - Property and casualty insurance and reinsurance	2022	2021
Northbridge	87.3%	87.0%
Odyssey Group	93.7%	98.8%
Crum & Forster	94.8%	99.3%
Zenith National	95.4%	88.1%
Brit	91.8%	98.4%
Allied World	92.1%	94.2%
Fairfax Asia	90.6%	94.0%
Other	98.9%	97.9%
Consolidated	93.1%	96.0%

Sources of net earnings
Operating income - property and casualty insurance and reinsurance:
Underwriting profit:
Northbridge	59.2	52.7
Odyssey Group	81.0	11.2
Crum & Forster	42.2	4.2
Zenith National	7.9	20.4
Brit	48.5	7.1
Allied World	74.3	43.5
Fairfax Asia	7.0	3.3
Other	4.3	6.6
Underwriting profit	324.4	149.0
Interest and dividends	110.5	105.8
Share of profit of associates	127.5	43.4
Operating income - property and casualty insurance and reinsurance	562.4	298.2
Operating income (loss) - Life insurance and Run-off	(7.8)	(16.3)
Operating income (loss) - Non-insurance companies	27.1	(84.9)
Interest expense	(103.9)	(166.1)
Corporate overhead and other	(14.6)	42.5
Gain on sale of insurance subsidiaries	—	66.7
Pre-tax income before net gains (losses) on investments	463.2	140.1
Net realized gains on investments	122.7	198.0
Pre-tax income including net realized gains on investments	585.9	338.1
Net change in unrealized gains (losses) on investments	(337.1)	644.0
Earnings before income taxes	248.8	982.1
Provision for income taxes	(70.2)	(159.5)
Net earnings	178.6	822.6

Attributable to:
Shareholders of Fairfax	125.5	806.0
Non-controlling interests	53.1	16.6
	178.6	822.6

Net earnings per share	$4.79	$30.44
Net earnings per diluted share	$4.49	$28.91
Cash dividends paid per share	$10.00	$10.00

Net earnings attributable to shareholders of Fairfax decreased to $125.5 (net earnings of $4.79 per basic share and $4.49 per diluted share) in the first quarter of 2022 from net earnings attributable to shareholders of Fairfax of $806.0 (net earnings of $30.44 per basic share and $28.91 per diluted share) in the first quarter of 2021, with the decrease in profitability principally reflecting the following:
Underwriting profit - property and casualty insurance and reinsurance
The company's property and casualty insurance and reinsurance operations produced an underwriting profit of $324.4 and combined ratios of 93.1% in the first quarter of 2022 compared to an underwriting profit of $149.0 and combined ratio of 96.0% in the first quarter of 2021.
The improvement in the combined ratio in the first quarter of 2022 principally reflected growth in net premiums earned, including continued rate increases across most lines of business, relative to modest changes in underwriting expenses, and decreased current period catastrophe losses, partially offset by decreased net favourable prior year reserve development.
Net (favourable) adverse prior year reserve development for the three months ended March 31, 2022 and 2021 was comprised as follows:

	First quarter
Property and casualty insurance and reinsurance	2022	2021
Northbridge	3.7	11.4
Odyssey Group	(13.6)	(4.7)
Crum & Forster	(0.1)	(2.0)
Zenith National	(15.9)	(23.1)
Brit	5.8	(11.4)
Allied World	—	0.6
Fairfax Asia	(3.3)	(7.5)
Other	1.5	(6.6)
Net favourable prior year reserve development	(21.9)	(43.3)
Current period catastrophe losses and COVID-19 losses for the three months ended March 31, 2022 and 2021 were comprised as follows:

	First quarter
	2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Australian floods	41.8	0.9		—	—
U.S. winter storms	—	—		160.3	4.3
Other	88.4	1.9		50.5	1.4
Total catastrophe losses	130.2	2.8		210.8	5.7
COVID-19 losses	—	—		19.4	0.5
	130.2	2.8	points	230.2	6.2	points
(1)    Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three months ended March 31, 2022 and 2021:

	First quarter
	2022	2021
Underwriting profit - Property and casualty insurance and reinsurance	324.4	149.0

Loss & LAE - accident year	62.9%	64.9%
Commissions	16.8%	16.6%
Underwriting expense	13.9%	15.7%
Combined ratio - accident year	93.6%	97.2%
Net favourable reserve development	(0.5)%	(1.2)%
Combined ratio - calendar year	93.1%	96.0%
The commission expense ratio increased marginally to 16.8% in the first quarter of 2022 from 16.6% in the first quarter of 2021, primarily reflecting increases at Odyssey Group (principally from growth in certain proportional reinsurance lines of business which attract higher commissions), partially offset by decreases at Allied World (principally from lower average gross commissions, primarily in the property and casualty lines of business within the insurance segment).
The underwriting expense ratio decreased to 13.9% in the first quarter of 2022 from 15.7% in the first quarter of 2021, primarily reflecting decreases at Odyssey Group, Allied World, and Crum & Forster, principally reflecting increased premiums earned relative to more modest increases in other underwriting expenses.

Other underwriting expenses increased to $658.0 in the first quarter of 2022 from $583.2 in the first quarter of 2021, primarily reflecting costs associated with increased business volumes at Crum & Forster, Brit, and Allied World. For further details refer to note 15 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2022.
Operating expenses and Other expenses
Operating expenses as presented in the consolidated statement of earnings increased to $761.4 in the first quarter of 2022 from $684.8 in the first quarter of 2021, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph). Fairfax and subsidiary holding companies' corporate overhead were stable in the first quarter of 2022 compared to the first quarter of 2021 (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings decreased to $1,075.0 in the first quarter of 2022 from $1,169.5 in the first quarter of 2021, principally reflecting the deconsolidation of Mosaic Capital (on August 5, 2021) and Toys "R" Us Canada (on August 19, 2021), Fairfax India's deconsolidation of Privi (on April 29, 2021) and lower business volumes at AGT, partially offset by higher business volumes at Restaurants and retail, Dexterra Group and Thomas Cook India. Refer to the Non-insurance companies section of this MD&A for details.
Investment income
An analysis of interest and dividends and share of profit (loss) of associates is provided in the Overview of Consolidated Performance in this MD&A. Details of net gains (losses) on investments are provided in the Investments section of this MD&A.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the quarters ended March 31, 2022 and 2021. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.
Quarter ended March 31, 2022

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	475.2	1,456.8	1,045.8	264.2	887.7	1,764.9	218.5	635.5	6,748.6	47.1	—	—	(132.8)	6,662.9
Net premiums written	431.1	1,320.0	833.3	257.5	630.2	1,334.3	88.1	402.8	5,297.3	45.4	—	—	—	5,342.7
Net premiums earned	466.6	1,290.4	810.9	170.8	592.0	945.8	73.9	382.2	4,732.6	45.1	—	—	—	4,777.7
Underwriting profit (loss)	59.2	81.0	42.2	7.9	48.5	74.3	7.0	4.3	324.4	(22.9)	—	—	0.1	301.6
Interest and dividends	15.0	30.2	19.5	1.7	10.6	16.7	5.0	11.8	110.5	6.9	0.2	16.4	34.9	168.9
Share of profit (loss) of associates	17.3	49.8	15.5	7.3	13.2	18.5	(3.4)	9.3	127.5	8.2	35.6	12.8	—	184.1
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(8.7)	—	—	(8.7)
Operating income (loss)	91.5	161.0	77.2	16.9	72.3	109.5	8.6	25.4	562.4	(7.8)	27.1	29.2	35.0	645.9
Net gains (losses) on investments	24.9	(24.8)	(62.9)	6.3	(108.1)	(51.5)	(47.7)	13.8	(250.0)	(95.4)	73.4	57.6	—	(214.4)
Interest expense	(0.3)	(0.9)	(0.3)	(0.9)	(5.6)	(6.9)	—	(0.7)	(15.6)	(3.5)	(23.3)	(61.6)	0.1	(103.9)
Corporate overhead and other	(2.8)	(2.7)	(3.9)	(2.5)	(4.1)	(16.2)	(3.0)	(0.6)	(35.8)	(0.1)	—	(7.8)	(35.1)	(78.8)
Pre-tax income (loss)	113.3	132.6	10.1	19.8	(45.5)	34.9	(42.1)	37.9	261.0	(106.8)	77.2	17.4	—	248.8
Provision for income taxes														(70.2)
Net earnings														178.6

Attributable to:
Shareholders of Fairfax														125.5
Non-controlling interests														53.1
														178.6

Quarter ended March 31, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	409.9	1,186.2	804.5	271.7	684.9	1,424.8	128.5	607.4	5,517.9	—	—	—	(89.9)	5,428.0
Net premiums written	374.4	1,031.9	666.0	265.3	385.5	1,027.2	60.6	335.0	4,145.9	—	—	—	—	4,145.9
Net premiums earned	406.0	958.7	632.0	171.7	444.0	748.2	54.8	315.0	3,730.4	—	—	—	—	3,730.4
Underwriting profit (loss)	52.7	11.2	4.2	20.4	7.1	43.5	3.3	6.6	149.0	(20.5)	—	—	—	128.5
Interest and dividends	12.0	26.8	16.4	3.0	9.9	23.4	4.9	9.4	105.8	3.4	(57.2)	19.7	96.2	167.9
Share of profit (loss) of associates	1.1	11.1	7.7	(0.1)	2.3	1.9	11.2	8.2	43.4	0.8	(1.9)	2.0	—	44.3
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(25.8)	—	3.2	(22.6)
Operating income (loss)	65.8	49.1	28.3	23.3	19.3	68.8	19.4	24.2	298.2	(16.3)	(84.9)	21.7	99.4	318.1
Net gains (losses) on investments	116.2	177.0	97.2	22.5	(5.4)	47.4	(2.5)	45.7	498.1	42.3	64.6	237.0	—	842.0
Gain on sale of insurance subsidiaries	—	—	—	—	9.2	36.1	21.4	—	66.7	—	—	—	—	66.7
Interest expense	(0.3)	(1.6)	(1.1)	(0.9)	(4.1)	(7.1)	(0.1)	(0.4)	(15.6)	(0.2)	(38.2)	(111.8)	(0.3)	(166.1)
Corporate overhead and other	(3.4)	(3.5)	(10.4)	(2.2)	(2.9)	(12.8)	(2.5)	(0.1)	(37.8)	—	—	57.8	(98.6)	(78.6)
Pre-tax income (loss)	178.3	221.0	114.0	42.7	16.1	132.4	35.7	69.4	809.6	25.8	(58.5)	204.7	0.5	982.1
Provision for income taxes														(159.5)
Net earnings														822.6

Attributable to:
Shareholders of Fairfax														806.0
Non-controlling interests														16.6
														822.6

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments, the pre-tax income (loss) before interest expense and other of Eurolife, the operating income (loss) of Run-off, and the pre-tax income (loss) before interest expense of the Non-insurance companies reporting segment, for the three months ended March 31, 2022 and 2021.

    Northbridge

	Cdn$
	First quarter		First quarter
	2022	2021	2022	2021
Underwriting profit	75.0	66.7	59.2	52.7

Loss & LAE - accident year	55.5%	51.7%	55.5%	51.7%
Commissions	16.9%	17.0%	16.9%	17.0%
Underwriting expenses	14.1%	15.5%	14.1%	15.5%
Combined ratio - accident year	86.5%	84.2%	86.5%	84.2%
Net adverse reserve development	0.8%	2.8%	0.8%	2.8%
Combined ratio - calendar year	87.3%	87.0%	87.3%	87.0%

Gross premiums written	601.9	519.0	475.2	409.9
Net premiums written	546.0	474.1	431.1	374.4
Net premiums earned	591.0	514.0	466.6	406.0
Underwriting profit	75.0	66.7	59.2	52.7
Interest and dividends	19.0	15.2	15.0	12.0
Share of profit of associates	21.9	1.3	17.3	1.1
Operating income	115.9	83.2	91.5	65.8
The Canadian dollar was fairly stable relative to the U.S. dollar (measured using average foreign exchange rates) in the first quarter of 2022 compared to the first quarter of 2021. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported another strong underwriting profit of Cdn$75.0 ($59.2) and a combined ratio of 87.3% in the first quarter of 2022 compared to an underwriting profit of Cdn$66.7 ($52.7) and a combined ratio of 87.0% in the first quarter of 2021. The increase in underwriting profit in the first quarter of 2022 principally reflected increased net premiums earned (inclusive of continued rate increases) relative to a more modest increase in underwriting expenses (including higher claims frequency resulting from the loosening of COVID-19 related restrictions and inflationary pressures increasing claims severity) and lower net adverse prior year reserve development (nominal in the first quarter of 2022).

Gross premiums written increased by 16.0% in the first quarter of 2022, primarily reflecting strong retention of renewal business and continued rate increases. Net premiums written increased by 15.2% in the first quarter of 2022, consistent with the growth in gross premiums written. Net premiums earned increased by 15.0% in the first quarter of 2022, primarily reflecting the growth in net premiums written during 2021.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to Cdn$1.2 ($1.0) in the first quarter of 2022 from Cdn$58.6 ($46.2) in the first quarter of 2021, primarily reflecting higher net paid claims and income taxes paid, partially offset by higher net premiums collections.

    Odyssey Group

	First quarter
	2022	2021
Underwriting profit	81.0	11.2

Loss & LAE - accident year	66.6%	70.5%
Commissions	20.7%	19.5%
Underwriting expenses	7.5%	9.3%
Combined ratio - accident year	94.8%	99.3%
Net favourable reserve development	(1.1)%	(0.5)%
Combined ratio - calendar year	93.7%	98.8%

Gross premiums written	1,456.8	1,186.2
Net premiums written	1,320.0	1,031.9
Net premiums earned	1,290.4	958.7
Underwriting profit	81.0	11.2
Interest and dividends	30.2	26.8
Share of profit of associates	49.8	11.1
Operating income	161.0	49.1

Odyssey Group reported a strong underwriting profit of $81.0 and a combined ratio of 93.7% in the first quarter of 2022 compared to an underwriting profit of $11.2 and a combined ratio of 98.8% in the first quarter of 2021. The increase in underwriting profit in the first quarter of 2022 principally reflected decreased current period catastrophe losses (as set out in the table below), increased premiums earned relative to modest increases in underwriting expenses, and increased net favourable prior year reserve development.

	First quarter
	2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	—	—		43.5	4.6
Other	62.6	4.9		43.1	4.5
	62.6	4.9	points	86.6	9.1	points
(1)    Net of reinstatement premiums.

Net favourable prior year reserve development of $13.6 (1.1 combined ratio points) in the first quarter of 2022 primarily reflected better than expected emergence in property catastrophe loss reserves (primarily attritional), partially offset by net adverse prior year reserve development primarily related to U.S. reinsurance casualty lines of business.
Gross premiums written increased by 22.8% in the first quarter of 2022, reflecting increased business volumes across all divisions, principally North America (primarily U.S. property reinsurance including a large quota share agreement covering homeowners risks in the U.S. and U.S. casualty reinsurance), Latin America, U.S. Insurance and EuroAsia. Net premiums written and net premiums earned increased by 27.9% and 34.6% in the first quarter of 2022, principally reflecting the growth in gross premiums written.
The commission expense ratio increased to 20.7% in the first quarter of 2022 from 19.5% in the first quarter of 2021, primarily reflecting growth in certain proportional reinsurance lines of business which attract higher commissions.
The underwriting expense ratio decreased to 7.5% in the first quarter of 2022 from 9.3% in the first quarter of 2021, primarily reflecting increased net premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $486.8 in the first quarter of 2022 from $220.0 in the first quarter of 2021, primarily reflecting increased net premium collections, partially offset by increased net paid losses.

    Crum & Forster

	First quarter
	2022	2021
Underwriting profit	42.2	4.2

Loss & LAE - accident year	61.2%	64.8%
Commissions	17.3%	17.2%
Underwriting expenses	16.3%	17.6%
Combined ratio - accident year	94.8%	99.6%
Net favourable reserve development	—%	(0.3)%
Combined ratio - calendar year	94.8%	99.3%

Gross premiums written	1,045.8	804.5
Net premiums written	833.3	666.0
Net premiums earned	810.9	632.0
Underwriting profit	42.2	4.2
Interest and dividends	19.5	16.4
Share of profit of associates	15.5	7.7
Operating income	77.2	28.3
Crum & Forster reported a strong underwriting profit of $42.2 and a combined ratio of 94.8% in the first quarter of 2022 compared to underwriting profit of $4.2 and a combined ratio of 99.3% in the first quarter of 2021. The increase in underwriting profit in the first quarter of 2022 principally reflected decreased current period catastrophe losses (as set out in the table below), growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and the absence of current year COVID-19 losses. Net favourable prior year reserve development was nominal in the first quarters of 2022 and 2021.

	First quarter
	2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	—	—		34.2	5.4
Other	4.9	0.6		1.4	0.2
Total catastrophe losses	4.9	0.6		35.6	5.6
COVID-19 losses(2)	—	—		8.5	1.3
	4.9	0.6	points	44.1	6.9	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first quarter of 2021 primarily related to accident and health exposures.

Gross premiums written increased by 30.0% in the first quarter of 2022, principally reflecting growth in the Accident and Health (primarily travel, occupational accident, and student medical), Commercial Lines (primarily cyber), and Surplus and Specialty (primarily general liability and umbrella) divisions. Net premiums written increased by 25.1% in the first quarter of 2022, primarily reflecting the growth in gross premiums written, partially offset by the increased purchase of reinsurance, primarily in accident and health lines of business. Net premiums earned increased by 28.3% in the first quarter of 2022, primarily reflecting the growth in net premiums written in 2021 and the first quarter of 2022.
The underwriting expense ratio decreased to 16.3% in the first quarter of 2022 from 17.6% in the first quarter of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $157.2 in the first quarter of 2022 from $52.1 in the first quarter of 2021, primarily reflecting increased net premium collections and decreased paid operating expenses, partially offset by increased net paid losses.

Zenith National(1)

	First quarter
	2022	2021
Underwriting profit	7.9	20.4

Loss & LAE - accident year	63.9%	62.0%
Commissions	11.9%	11.2%
Underwriting expenses	28.9%	28.4%
Combined ratio - accident year	104.7%	101.6%
Net favourable reserve development	(9.3)%	(13.5)%
Combined ratio - calendar year	95.4%	88.1%

Gross premiums written	264.2	271.7
Net premiums written	257.5	265.3
Net premiums earned	170.8	171.7
Underwriting profit	7.9	20.4
Interest and dividends	1.7	3.0
Share of profit (loss) of associates	7.3	(0.1)
Operating income	16.9	23.3
(1)    These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported an underwriting profit of $7.9 and a combined ratio of 95.4% in the first quarter of 2022 compared to an underwriting profit of $20.4 and a combined ratio of 88.1% in the first quarter of 2021. The decrease in underwriting profit in the first quarter of 2022 primarily reflected decreased net favourable prior year reserve development, decreased margins due to continued price reductions in the workers' compensation business and an increase in loss severity in the other property and casualty lines of business.
Net favourable prior year reserve development of $15.9 (9.3 combined ratio points) in the first quarter of 2022 principally reflected net favourable emergence related to accident years 2017 through 2021.
Gross premiums written decreased by 2.8% in the first quarter of 2022, primarily reflecting rate decreases in the workers' compensation business, partially offset by increased business volumes in other property and casualty lines of business. Net premiums written decreased by 2.9% in the first quarter of 2022, consistent with the decrease in gross premiums written. Net premiums earned decreased by 0.5% in the first quarter of 2022, primarily reflecting the decreases in net premiums written, partially offset by the lag between when premiums are written and earned.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $0.2 in the first quarter of 2022 from $19.5 in the first quarter of 2021, primarily due to increased net paid losses, expenses and income taxes, partially offset by increased net premium collections.

    Brit

	First quarter
	2022	2021
Underwriting profit	48.5	7.1

Loss & LAE - accident year	50.8%	59.2%
Commissions	23.3%	23.7%
Underwriting expenses	16.7%	18.1%
Combined ratio - accident year	90.8%	101.0%
Net (favourable) adverse reserve development	1.0%	(2.6)%
Combined ratio - calendar year(1)	91.8%	98.4%

Gross premiums written	887.7	684.9
Net premiums written	630.2	385.5
Net premiums earned	592.0	444.0
Underwriting profit	48.5	7.1
Interest and dividends	10.6	9.9
Share of profit of associates	13.2	2.3
Operating income	72.3	19.3
(1)    Brit's underwriting results were affected by Ki Insurance's underwriting results (0.4% favourable combined ratio points for the first quarter of 2022 and 1.2% adverse combined ratio points for the first quarter of 2021) as Ki Insurance grows to scale, with 2021 being Ki's first year of operations.
Brit reported a strong underwriting profit of $48.5 and a combined ratio of 91.8% in the first quarter of 2022 compared to an underwriting profit of $7.1 and a combined ratio of 98.4% in the first quarter of 2021. The increase in underwriting profit in the first quarter of 2022 principally reflected decreased current period catastrophe losses, increased net premiums earned relative to modest increases in underwriting expenses and the absence of current year COVID-19 losses, partially offset by net adverse prior year reserve development in the first quarter of 2022 compared with net favourable prior year reserve development in the first quarter of 2021.

	First quarter
	2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	—	—		36.9	8.3
Other	4.6	0.8		2.5	0.6
Total catastrophe losses	4.6	0.8		39.4	8.9
COVID-19 losses(2)	—	—		9.2	2.1
	4.6	0.8	points	48.6	11.0	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first quarter of 2021 primarily related to event cancellation.

Net adverse prior year reserve development of $5.8 (1.0 of a combined ratio point) in the first quarter of 2022 primarily reflected unfavourable catastrophe loss emergence related to Hurricane Ida and the U.S. winter storms, partially offset by favourable emergence related to the 2020 U.S hurricanes.
Gross premiums written increased by 29.6% in the first quarter of 2022 primarily reflecting growth at Ki Insurance, certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty) and rate increases across most lines of business. Net premiums written increased by 63.5%, primarily reflecting the growth in gross premiums written and a decrease in reinsurance purchased from the first quarter of 2021 which included the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils. Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first quarter of 2021, net premiums written increased by 31.7%. Net premiums earned increased by 33.3% in the first quarter of 2022 primarily reflecting the growth in net premiums written.
The commission expense ratio decreased to 23.3% in the first quarter of 2022 from 23.7% in the first quarter of 2021, primarily reflecting increased fee income earned from MGAs, changes in the mix of business written, and underwriting efforts to decrease acquisition costs. The underwriting expense ratio decreased to 16.7% in the first quarter of 2022 from 18.1% in the first quarter of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased to $183.9 in the first quarter of 2022 from $199.7 in the first quarter of 2021, primarily due to increased net paid losses and expenses, partially offset by increased net premium collections.

    Allied World(1)

	First quarter
	2022	2021
Underwriting profit	74.3	43.5

Loss & LAE - accident year	72.0%	70.9%
Commissions	7.7%	8.6%
Underwriting expenses	12.4%	14.6%
Combined ratio - accident year	92.1%	94.1%
Net adverse reserve development	—%	0.1%
Combined ratio - calendar year	92.1%	94.2%

Gross premiums written	1,764.9	1,424.8
Net premiums written	1,334.3	1,027.2
Net premiums earned	945.8	748.2
Underwriting profit	74.3	43.5
Interest and dividends	16.7	23.4
Share of profit of associates	18.5	1.9
Operating income	109.5	68.8
(1)    These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

Allied World reported another strong underwriting profit of $74.3 and a combined ratio of 92.1% in the first quarter of 2022 compared to an underwriting profit of $43.5 and a combined ratio of 94.2% in the first quarter of 2021. The increase in underwriting profit in the first quarter of 2022 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses.

	First quarter
	2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Australian floods	39.8	4.2		—	—
U.S. winter storms	—	—		45.7	6.2
Other	4.5	0.5		—	—
	44.3	4.7	points	45.7	6.2	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 23.9% in the first quarter of 2022, primarily reflecting new business and continued rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (principally North American property (primarily due to the timing of certain large crop renewals) and certain casualty lines of business). Net premiums written increased by 29.9% in the first quarter of 2022 consistent with the growth in gross premiums written and increased retention, primarily in professional and casualty lines of business. Net premiums earned increased by 26.4% in the first quarter of 2022 primarily reflecting the increase in net premiums written during 2021 and the first quarter of 2022.
The commission expense ratio decreased to 7.7% in the first quarter of 2022 from 8.6% in the first quarter of 2021 primarily reflecting lower average gross commissions, primarily in the property and casualty lines of business within the insurance segment. The underwriting expense ratio decreased to 12.4% in the first quarter of 2022 from 14.6% in the first quarter of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $297.7 in the first quarter of 2022 from $163.2 in the first quarter of 2021, primarily reflecting increased net premium collections, partially offset by increased net paid losses.

Subsequent to March 31, 2022, on April 28, 2022 Allied World paid a dividend of $126.4 (April 30, 2021 - $126.4) to its minority shareholders.

Fairfax Asia

	First quarter
	2022	2021
Underwriting profit	7.0	3.3

Loss & LAE - accident year	59.5%	67.5%
Commissions	15.5%	13.2%
Underwriting expenses	20.1%	27.0%
Combined ratio - accident year	95.1%	107.7%
Net favourable reserve development	(4.5)%	(13.7)%
Combined ratio - calendar year	90.6%	94.0%

Gross premiums written	218.5	128.5
Net premiums written	88.1	60.6
Net premiums earned	73.9	54.8
Underwriting profit	7.0	3.3
Interest and dividends	5.0	4.9
Share of profit (loss) of associates	(3.4)	11.2
Operating income	8.6	19.4

Fairfax Asia reported an underwriting profit of $7.0 and a combined ratio of 90.6% in the first quarter of 2022 compared to an underwriting profit of $3.3 and a combined ratio of 94.0% in the first quarter of 2021. The companies comprising Fairfax Asia produced combined ratios as set out in the table below:

	First quarter
	2022	2021
Falcon Insurance	97.1%	97.6%
Pacific Insurance	97.5%	88.9%
AMAG Insurance	92.8%	91.0%
Fairfirst Insurance	97.8%	95.3%
Singapore Re(1)	90.1%	—%
(1)    Consolidated on June 17, 2021 and excludes acquisition accounting adjustments recorded by Fairfax.
Underwriting profit in the first quarter of 2022 included net favourable prior year reserve development of $3.3 (4.5 combined ratio points), primarily related to automobile lines of business at Fairfirst Insurance and Pacific Insurance.
Gross premiums written increased by 70.0% in the first quarter of 2022, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, gross premiums written increased by 11.4% in the first quarter of 2022, primarily reflecting increased business volumes at AMAG Insurance (primarily motor) and Falcon Insurance (primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio and other core lines of business). Net premiums written increased by 45.4% in the first quarter of 2022, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written increased by 17.0% in the first quarter of 2022, primarily reflecting the growth in gross premiums written and increased premium retention at AMAG Insurance and Fairfirst Insurance following the termination of certain reinsurance arrangements. Net premiums earned increased by 34.9% in the first quarter of 2022, primarily reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums earned increased by 3.6% in the first quarter of 2022, primarily reflecting the normal lag between when premiums are written and when they are earned.
The commission expense ratio increased to 15.5% in the first quarter of 2022 from 13.2% in the first quarter of 2021, primarily reflecting the consolidation of Singapore Re (which includes acquisition accounting adjustments recorded by Fairfax) and decreased commission income at AMAG Insurance. The underwriting expense ratio decreased to 20.1% in the first quarter of 2022 from 27.0% in the first quarter of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.

Insurance and Reinsurance - Other

	First Quarter
	2022	2021
Underwriting profit	4.3	6.6

Loss & LAE - accident year	59.1%	60.1%
Commissions	17.8%	18.7%
Underwriting expenses	21.6%	21.2%
Combined ratio - accident year	98.5%	100.0%
Net (favourable) adverse reserve development	0.4%	(2.1)%
Combined ratio - calendar year	98.9%	97.9%

Gross premiums written	635.5	607.4
Net premiums written	402.8	335.0
Net premiums earned	382.2	315.0
Underwriting profit	4.3	6.6
Interest and dividends	11.8	9.4
Share of profit of associates	9.3	8.2
Operating income	25.4	24.2

The Insurance and Reinsurance – Other segment reported an underwriting profit of $4.3 and a combined ratio of 98.9% in the first quarter of 2022 compared to an underwriting profit of $6.6 and a combined ratio of 97.9% in the first quarter of 2021. The decrease in underwriting profit in the first quarter of 2022 primarily reflected an underwriting loss at Fairfax Latin America (principally catastrophe losses in Fairfax Brasil's Agribusiness line), partially offset by an increase in underwriting profit at Group Re (principally lower commission expense relative to an increase in net premiums earned) and the consolidation of the underwriting profit of Eurolife General.

The companies comprising Insurance and Reinsurance - Other reported net premiums written and combined ratios in the first quarters of 2022 and 2021 as set out in the following table:

	Net premiums written		Combined ratios
	2022	2021	2022	2021
Group Re	93.4	64.5	94.0%	99.9%
Bryte Insurance	62.7	61.9	101.7%	103.3%
Fairfax Latin America	86.7	78.4	109.1%	96.9%
Fairfax Central and Eastern Europe	144.5	130.2	96.0%	93.4%
Eurolife General	15.5	—	79.0%	—
The underwriting results in the first quarter of 2022 included net adverse prior year reserve development of $1.5 (0.4 combined ratio points) reflecting net adverse prior year reserve development at Fairfax Brasil (strengthening of its Agribusiness reserves), partially offset by net favourable prior year reserve development at Fairfax Latam (across all operating companies) and Group Re.
Gross premiums written increased by 4.6% in the first quarter of 2022, reflecting increases at Group Re, Bryte Insurance and the consolidation of the gross premiums written by Eurolife General, partially offset by decreases at Fairfax Brasil (primarily due to the non-renewal of certain fronting business). Net premiums written increased by 20.2% in the first quarter of 2022, primarily reflecting the same factors as gross premiums written and higher premium retention at Fairfax Latam (primarily due to a change in a quota share agreement at La Meridional Argentina). Net premiums earned increased by 21.3% in the first quarter of 2022, consistent with the factors that affected net premiums written.

    Life Insurance and Run-off

Eurolife

First quarter
2022
Gross premiums written	47.1
Net premiums written	45.4
Net premiums earned	45.1
Interest and dividends	3.9
Net losses on investments	(61.7)
(12.7)
Underwriting expenses	(53.5)
Pre-tax loss before interest expense	(66.2)

First quarter	First quarter

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0%. The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated and reported in the Life insurance and Run-off reporting segment and those of Eurolife’s property and casualty insurance business were consolidated and reported in the Insurance and Reinsurance – Other reporting segment. The discussion which follows makes reference to Eurolife's life operations.
Gross premiums written of $47.1 in the first quarter of 2022 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.
Underwriting expenses of $53.5 in the first quarter of 2022 primarily consisted of net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off

	First quarter
	2022	2021
Gross premiums written	—	—
Net premiums written	—	—
Net premiums earned	—	—
Losses on claims, net	4.8	2.4
Operating expenses	(19.3)	(22.9)
Interest and dividends	3.0	3.4
Share of profit of associates	5.1	0.8
Operating loss	(6.4)	(16.3)

Operating loss at Run-off decreased to $6.4 in the first quarter of 2022 from $16.3 in the first quarter of 2021, primarily reflecting higher share of profit of associates and lower employee compensation expenses.
During the first quarter of 2022 the company made capital contributions of $180.0 (2021 - $90.0) to Run-off to augment its capital.

    Non-insurance companies

	First quarter
	2022
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	347.5	44.9	84.3	589.6	1,066.3
Expenses	(333.4)	(45.8)	(86.4)	(609.4)	(1,075.0)
Pre-tax income (loss) before interest expense and other	14.1	(0.9)	(2.1)	(19.8)	(8.7)
Interest and dividends	2.2	(2.1)	—	0.1	0.2
Share of profit of associates	—	34.6	0.3	0.7	35.6
Operating income (loss)	16.3	31.6	(1.8)	(19.0)	27.1
Net gains on investments	11.5	50.9	0.2	10.8	73.4
Pre-tax income (loss) before interest expense	27.8	82.5	(1.6)	(8.2)	100.5

	First quarter
	2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	345.5	97.4	52.6	650.9	1,146.4
Expenses	(361.2)	(83.5)	(61.6)	(665.9)	(1,172.2)
Pre-tax income (loss) before interest expense and other	(15.7)	13.9	(9.0)	(15.0)	(25.8)
Interest and dividends	1.5	(58.7)	—	—	(57.2)
Share of profit (loss) of associates	0.3	(2.8)	(0.1)	0.7	(1.9)
Operating loss	(13.9)	(47.6)	(9.1)	(14.3)	(84.9)
Net gains (losses) on investments	13.0	49.0	(3.4)	6.0	64.6
Pre-tax income (loss) before interest expense	(0.9)	1.4	(12.5)	(8.3)	(20.3)
(1)    Comprised primarily of Recipe, Golf Town, Sporting Life, and Toys "R" Us Canada (deconsolidated on August 19, 2021).
(2)    Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Mosaic Capital (deconsolidated on August 5, 2021).
(5)    Amounts as presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2022.

Restaurants and retail
The modest increase in the revenue of Restaurants and retail in the first quarter of 2022 primarily reflected higher business volumes across most operating companies, principally due to reduced COVID-19 related restrictions in the first quarter of 2022 compared to the first quarter of 2021, partially offset by the deconsolidation of Toys "R" Us Canada. The decrease in expenses for the first quarter of 2022 primarily reflected the deconsolidation of Toys "R" Us Canada, partially offset by the factors that increased revenue.
Fairfax India
The decrease in revenue and expenses of Fairfax India in the first quarter of 2022 primarily reflected the deconsolidation of Privi on April 29, 2021 and lower business volumes at NCML, partially offset by higher business volumes at Saurashtra Freight and Fairchem.
Interest and dividend expense decreased to $2.1 in the first quarter of 2022 from $58.7 in the first quarter of 2021, primarily reflecting a reversal of performance fee payable to Fairfax of $3.1 in the first quarter of 2022 compared to an accrual of performance fee payable to Fairfax of $56.0 in the first quarter of 2021, partially offset by lower dividend income. The performance fee payable is an intercompany transaction that is eliminated on consolidation.
Net gains on investments of $50.9 in the first quarter of 2022 increased slightly compared to $49.0 in the first quarter of 2021, primarily reflecting higher net gains on common stocks, partially offset by higher foreign exchange losses on Fairfax India's U.S. dollar borrowings.
Thomas Cook India
The increase in revenue and expenses of Thomas Cook India in the first quarter of 2022 primarily reflected higher business volumes resulting from continued easing of COVID-19 related travel restrictions.

Other
The decrease in revenue and expenses of Other in the first quarter of 2022 primarily reflected the deconsolidation of Mosaic Capital on August 5, 2021 and lower business volumes at AGT, partially offset by higher business volumes at Dexterra Group.

    Investments
Refer to the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit (loss) of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three months ended March 31, 2022 and 2021 were comprised as follows:

	First quarter
	2022			2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	36.4	202.6	239.0	81.6	411.3	492.9
Preferred stocks - convertible	1.3	(1.2)	0.1	—	3.6	3.6
Bonds - convertible	0.1	(92.6)	(92.5)	—	90.0	90.0
Other equity derivatives(1)(2)	41.2	72.2	113.4	410.9	24.0	434.9
Sale of non-insurance associates	2.3	—	2.3	3.3	—	3.3
Sale of non-insurance subsidiaries	0.6	—	0.6	3.8	—	3.8
Net equity exposures and financial effects	81.9	181.0	262.9	499.6	528.9	1,028.5
Bonds	1.7	(564.3)	(562.6)	146.4	(312.0)	(165.6)
U.S. treasury bond forward contracts	19.3	49.2	68.5	37.3	(1.0)	36.3
Preferred stocks	—	7.0	7.0	—	(1.6)	(1.6)
Other derivative contracts	(6.3)	10.4	4.1	(132.2)	129.9	(2.3)
Foreign currency	27.5	(2.2)	25.3	(18.1)	(19.2)	(37.3)
Other	(1.4)	(18.2)	(19.6)	(1.3)	(14.7)	(16.0)
Net gains (losses) on investments	122.7	(337.1)	(214.4)	531.7	310.3	842.0

(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(2)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

Net equity exposures and financial effects: During the first quarter of 2022 the company's long equity exposures produced net gains of $262.9 compared to the first quarter of 2021 net equity exposure that produced net gains of $1,028.5. Net gains on long equity exposures of $262.9 in the first quarter of 2022 were primarily comprised of net gains on common stocks ($239.0), long equity total return swaps ($102.7) and equity warrants and options ($80.5), partially offset by net losses on convertible bonds ($92.5) ~~a~~nd the AVLNs entered with RiverStone Barbados ($69.3). Net gains on long equity exposures of $1,028.5 in the first quarter of 2021 were primarily comprised of net gains on common stocks ($492.9), long equity and equity index total return swaps ($360.1), convertible bonds ($90.0), and equity warrants and options ($85.4).

Bonds: Net losses on bonds of $562.6 in the first quarter of 2022 (2021 - $165.6) were primarily comprised of net losses on U.S. treasury bonds ($198.1), corporate and other bonds ($182.7) and Greek government bonds ($71.9). Net losses on bonds was partially mitigated by the company's investment in U.S. treasury bond forward contracts that produced net gains of $68.5 in the first quarter of 2022 (2021 - $36.3).

Foreign currency: Foreign currency net gains of $25.3 in the first quarter of 2022 was comprised of foreign currency net gains on investing activities of $37.5, partially offset by foreign currency net losses on underwriting activities of $5.4 and net losses on foreign currency contracts of $6.8. Foreign currency net gains on investing activities of $37.5 principally related to net gains on bonds of $118.8 (primarily related to Brazilian real denominated investments held by subsidiaries with U.S. dollar or Canadian dollar functional currencies as the Brazilian real strengthened relative to those currencies), partially offset by net losses on preferred stocks of $38.3 (primarily related to the company's investment in Digit compulsory convertible preferred shares denominated in Indian rupee), and common stocks of $60.7 (principally related to Sri Lankan rupee and Egyptian pound denominated investments held by subsidiaries with U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies).

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three months ended March 31, 2022 and 2021 was comprised as follows:

	First quarter
	2022	2021
Interest expense on borrowings:
Holding company	61.5	111.7
Insurance and reinsurance companies	15.5	11.5
Non-insurance companies(1)	14.7	27.4
	91.7	150.6
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.6	4.7
Non-insurance companies	8.6	10.8
	12.2	15.5

Interest expense	103.9	166.1
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The decrease in interest expense on borrowings at the holding company in the first quarter of 2022 principally reflected the loss of $45.7 in the first quarter of 2021 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 and decreased borrowings on the holding company revolving credit facility, partially offset by the issuances in March 2021 of the $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due 2031 and the $600.0 principal amount of 3.375% unsecured senior notes due 2031.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	First quarter
	2022	2021
Fairfax corporate overhead	42.9	40.8
Subsidiary holding companies' corporate overhead	13.0	14.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	22.9	23.2
Consolidated corporate overhead(2)	78.8	78.6
Holding company interest and dividends	(16.4)	(19.7)
Holding company share of profit of associates	(12.8)	(2.0)
Investment management and administration fees and other(3)	(35.0)	(99.4)
	14.6	(42.5)
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    As presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2022.
(3)    Presented as a consolidation elimination in note 15 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2022.
Investment management and administration fees and other of $35.0 in the first quarter of 2022 (2021 - $99.4) were primarily comprised of investment and administration fee income of $35.1 (2021 - $98.6). The decrease in investment and administration fee income in the first quarter of 2022 primarily reflected decreased performance fee receivable from Fairfax India (a reversal of fee income accrual of $3.1 in the first quarter of 2022 compared to an accrual of fee income of $56.0 in the first quarter of 2021).

Income Taxes
Details of the provision for income taxes in the first quarters of 2022 and 2021 are provided in note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2022.

Segmented Balance Sheet
The company's segmented balance sheets as at March 31, 2022 and December 31, 2021 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	March 31, 2022					December 31, 2021
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	594.6	—	—	652.2	1,246.8	604.5	—	—	873.8	1,478.3
Insurance contract receivables	7,981.4	21.9	—	(398.1)	7,605.2	7,266.0	7.8	—	(390.6)	6,883.2
Portfolio investments(1)	45,957.9	4,926.4	2,202.5	(717.9)	52,368.9	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	2,094.8	4.7	—	(59.0)	2,040.5	1,977.3	3.8	—	(57.0)	1,924.1
Recoverable from reinsurers	14,010.2	446.7	—	(1,849.8)	12,607.1	13,497.3	457.6	—	(1,864.4)	12,090.5
Deferred income tax assets	230.7	23.8	67.0	173.8	495.3	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	3,566.4	7.3	2,429.5	0.1	6,003.3	3,579.5	7.5	2,341.2	—	5,928.2
Due from affiliates	283.4	365.5	—	(648.9)	—	231.9	360.2	—	(592.1)	—
Other assets	1,805.3	748.7	3,295.5	370.0	6,219.5	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in affiliates(2)	167.2	29.3	—	(196.5)	—	167.2	29.3	—	(196.5)	—
Total assets	76,691.9	6,574.3	7,994.5	(2,674.1)	88,586.6	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4

Liabilities
Accounts payable and accrued liabilities	2,096.7	329.6	2,039.5	494.4	4,960.2	2,150.4	233.4	2,077.4	524.2	4,985.4
Derivative obligations	121.0	—	44.2	33.7	198.9	72.5	—	47.9	32.5	152.9
Due to affiliates	21.1	0.2	130.1	(151.4)	—	29.4	0.2	135.1	(164.7)	—
Deferred income tax liabilities	305.9	44.4	213.1	4.3	567.7	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	4,571.5	636.4	—	(457.8)	4,750.1	4,289.4	652.0	—	(447.9)	4,493.5
Provision for losses and loss adjustment expenses(3)	34,982.9	4,579.2	—	(1,589.2)	37,972.9	33,684.6	4,806.1	—	(1,598.4)	36,892.3
Provision for unearned premiums(3)	11,361.4	16.5	—	(242.8)	11,135.1	10,694.5	16.5	—	(256.8)	10,454.2
Borrowings	774.9	—	1,787.1	5,354.6	7,916.6	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	54,235.4	5,606.3	4,214.0	3,445.8	67,501.5	52,033.7	5,781.1	4,075.1	3,440.2	65,330.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,862.9	968.0	1,825.3	(6,410.0)	16,246.2	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1
Non-controlling interests	2,593.6	—	1,955.2	290.1	4,838.9	2,587.1	—	1,998.8	344.3	4,930.2
Total equity	22,456.5	968.0	3,780.5	(6,119.9)	21,085.1	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	76,691.9	6,574.3	7,994.5	(2,674.1)	88,586.6	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Included in insurance contract liabilities on the consolidated balance sheet.
(4)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2022 compared to those identified at December 31, 2021 and disclosed in the company’s 2021 Annual Report. For details see note 14 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2022.

Financial Condition
    Capital Management
See note 14 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2022.

    Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three months ended March 31, 2022, except for "cash provided by operating activities (excluding net purchases of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the three months ended March 31, 2022 and 2021
Cash provided by operating activities (excluding net (purchases) sales of investments classified at FVTPL) increased to $1,091.9 in 2022 from $689.7 in 2021, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid.
Investing activities for the three months ended March 31, 2022 and 2021
Proceeds from sale of insurance subsidiaries, net of cash divested of $72.7 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Financing activities for the three months ended March 31, 2022 and 2021
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.
Repayments - holding company and insurance and reinsurance companies of $766.3 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), and Odyssey Group's redemption of $50.0 principal amount of its unsecured senior notes upon maturity.
Net proceeds from borrowings - non-insurance companies of $463.2 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due 2028.
Repayments - non-insurance companies of $507.1 in 2021 primarily reflected Fairfax India's repayment of $500.0 principal amount of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Purchases of subsidiary shares from non-controlling interests of $122.0 in 2022 primarily reflected the company's acquisition of additional common shares of Fairfax India from non-controlling interests and purchases of common shares under normal course issuer bids by Fairfax India.
Issuances of subsidiary shares to non-controlling interests of $286.7 in 2021 primarily reflected initial public offerings by Farmers Edge and Boat Rocker.
Holding company
Holding company cash and investments at March 31, 2022 was $1,246.8 ($1,213.1 net of $33.7 of holding company derivative obligations) compared to $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) at December 31, 2021.
Significant cash and investment transactions during the first quarter of 2022 included the payment of common and preferred share dividends of $261.1 and capital contributions to U.S. Run-off of $180.0, partially offset by dividends received from the insurance and reinsurance companies of $190.2.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at March 31, 2022 of $1,213.1 provides adequate liquidity to meet the holding company’s remaining known commitments in 2022. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.

The holding company’s known significant commitments for 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2022 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $24.8 at March 31, 2022).
Insurance and reinsurance companies
During the first quarter of 2022 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $8,344.4 primarily due to net re-investments of proceeds on sales and maturities of U.S. treasury and Canadian provincial short-term investments into short-dated U.S treasury, Canadian government and high quality corporate bonds of $6,402.2, $1,001.4 and $212.9, respectively.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at March 31, 2022 was $14,910.7 or $626.21 per basic share compared to $15,049.6 or $630.60 per basic share at December 31, 2021, representing a decrease per basic share in the first quarter of 2022 of 0.7% (an increase of 1.0% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). During the first quarter of 2022 the number of basic shares decreased primarily as a result of net purchases of 54,635 subordinate voting shares for treasury (for use by the company for share-based payment awards). At March 31, 2022 there were 23,810,965 common shares effectively outstanding.
Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at March 31, 2022 was $343.9 (December 31, 2021 - $346.4).

	March 31, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	1,423.0	1,301.5	121.5	1,210.3	1,298.5	(88.2)
Atlas	1,331.8	962.3	369.5	1,285.8	922.1	363.7
Quess	388.2	485.8	(97.6)	514.1	492.1	22.0
All other	1,598.9	1,479.4	119.5	1,531.7	1,404.3	127.4
	4,741.9	4,229.0	512.9	4,541.9	4,117.0	424.9

Non-insurance companies(2):
Restaurants and other(3)	614.3	907.4	(293.1)	731.8	906.2	(174.4)
Fairfax India	584.1	512.2	71.9	535.0	444.1	90.9
Thomas Cook India	295.8	243.6	52.2	259.0	254.0	5.0
	1,494.2	1,663.2	(169.0)	1,525.8	1,604.3	(78.5)
	6,236.1	5,892.2	343.9	6,067.7	5,721.3	346.4

(1)    The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2022, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three months ended March 31, 2022, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. Thomas Cook India's fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge.

Normal course issuer bid
Following the expiry on September 29, 2021 of its then current normal course issuer bid, on September 30, 2021 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2022, to acquire up to 2,602,760 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Accounting and Disclosure Matters

    Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On July 14, 2021 the company acquired a controlling interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") and commenced consolidating the assets, liabilities and results of operations of Eurolife in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Eurolife, the results of which are included in the consolidated financial statements of the company for the three months ended March 31, 2022. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Eurolife represented 0.1% of the company's consolidated income for the three months ended March 31, 2022 and represented 4.5% and 5.2% of the company's consolidated assets and liabilities respectively as at March 31, 2022. The table that follows presents a summary of financial information for Eurolife.

For the three months ended March 31, 2022
Income	5.9
Net earnings (loss)	(50.2)

As at March 31, 2022
Assets
Insurance contract receivables	13.1
Portfolio investments(1)	3,226.5
Deferred premium acquisition costs	9.0
Recoverable from reinsurers	20.3
Deferred income tax assets	24.0
Goodwill and intangible assets	41.4
Other assets	669.9
4,004.2
Liabilities
Accounts payable and accrued liabilities(2)	281.9
Insurance contract payables	628.9
Insurance contract liabilities	2,514.0
Deferred income tax liabilities	52.2
3,477.0
Equity	527.2
4,004.2
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Includes a redemption liability of $109.8 on non-controlling interests as the company's associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.

Quarterly Data (unaudited)

	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Income	5,982.6	6,928.3	6,710.4	6,831.0	5,998.2	6,578.1	4,992.6	5,065.1
Net earnings	178.6	987.7	576.1	1,280.2	822.6	958.4	41.8	426.3
Net earnings attributable to shareholders of Fairfax	125.5	931.3	462.4	1,201.4	806.0	909.1	133.7	434.9
Net earnings per share	$4.79	$35.66	$17.43	$45.79	$30.44	$34.28	$4.66	$16.00
Net earnings per diluted share	$4.49	$33.64	$16.44	$43.25	$28.91	$32.68	$4.44	$15.26
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.

	First quarter
	2022	2021

Net premiums earned	4,777.7	3,730.4

Underwriting expenses:
Losses on claims, net	2,992.4	2,376.2
Operating expenses	761.4	684.8
Commissions, net	801.1	619.5
Less: corporate overhead	(78.8)	(78.6)
	4,476.1	3,601.9
Underwriting profit	301.6	128.5

Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2022 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or COVID-19 losses, as a percentage of net premiums earned during the same period. Similarly, net favourable or adverse prior year reserve development, which is also a component of losses on claims, net, may be expressed as combined ratio points. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three months ended March 31, 2022.
Equity exposures – Long equity exposures refer to the company's long positions in equity and equity-related instruments held for investment purposes, and net equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 14 (Financial Risk Management, under the heading "Market risk") to the unaudited interim consolidated financial statements for the three months ended March 31, 2022.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three months ended March 31, 2022, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 14 (Financial Risk Management, under the heading "Capital Management") thereto.
Total of Segments Measures
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company's unaudited interim consolidated statement of earnings for the three months ended March 31, 2022, except for underwriting profit and corporate overhead, which are described above under "Supplementary Financial Measures".

	First quarter
	2022	2021

Underwriting profit (loss):
Property and casualty insurance and reinsurance	324.4	149.0
Life insurance and Run-off	(22.9)	(20.5)
Eliminations and adjustments	0.1	—
Non-insurance companies:
Other revenue	1,066.3	1,146.9
Other expenses	(1,075.0)	(1,169.5)
Investments:
Interest and dividends	168.9	167.9
Share of profit of associates	184.1	44.3
Operating income	645.9	318.1

Net gains (losses) on investments	(214.4)	842.0
Gain on sale of insurance subsidiaries	—	66.7
Interest expense	(103.9)	(166.1)
Corporate overhead	(78.8)	(78.6)
Earnings before income taxes	248.8	982.1
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2022. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Non-GAAP Financial Measures
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments.

	March 31, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates	4,741.9	4,229.0	512.9	4,541.9	4,117.0	424.9
Non-insurance companies	1,494.2	1,663.2	(169.0)	1,525.8	1,604.3	(78.5)
	6,236.1	5,892.2	343.9	6,067.7	5,721.3	346.4
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at March 31, 2022 and December 31, 2021, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	March 31, 2022		December 31, 2021
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	5,866.6	4,885.1	5,671.9	4,755.1
Less:
Insurance and reinsurance investments in associates(1)	1,095.8	624.0	1,099.1	607.4
Associates held by consolidated non-insurance companies(2)	28.9	32.1	30.9	30.7
Non-insurance associates included in the performance measure	4,741.9	4,229.0	4,541.9	4,117.0
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three months ended March 31, 2022.
(2)    Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The consolidated non-insurance subsidiaries included in this performance measure are those that are market traded - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary is Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at March 31, 2022 and December 31, 2021, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company's consolidated balance sheet.

	March 31, 2022			December 31, 2021
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,382.7	(180.2)	2,202.5	2,418.5	(165.7)	2,252.8
Deferred income tax assets	40.9	26.1	67.0	41.1	25.8	66.9
Goodwill and intangible assets	2,157.3	272.2	2,429.5	2,069.5	271.7	2,341.2
Other assets(3)	1,954.1	1,341.4	3,295.5	1,895.9	1,299.6	3,195.5
Total assets	6,535.0	1,459.5	7,994.5	6,425.0	1,431.4	7,856.4

Accounts payable and accrued liabilities(3)	1,532.6	637.0	2,169.6	1,565.2	647.3	2,212.5
Derivative obligations	0.5	43.7	44.2	—	47.9	47.9
Deferred income tax liabilities	169.1	44.0	213.1	153.7	44.8	198.5
Borrowings - non-insurance companies	1,204.3	582.8	1,787.1	1,093.4	522.8	1,616.2
Total liabilities	2,906.5	1,307.5	4,214.0	2,812.3	1,262.8	4,075.1

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,663.2	162.1	1,825.3	1,604.3	178.2	1,782.5
Non-controlling interests	1,965.3	(10.1)	1,955.2	2,008.4	(9.6)	1,998.8
Total equity	3,628.5	152.0	3,780.5	3,612.7	168.6	3,781.3
Total liabilities and equity	6,535.0	1,459.5	7,994.5	6,425.0	1,431.4	7,856.4
(1)    Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First quarter
	2022	2021
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit and Allied World	1,126.8	700.7
All other reporting segments	(34.9)	(11.0)
Net (purchases) sales of investments classified at FVTPL	(2,073.2)	187.9
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	(981.3)	877.6

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.